File Nos. 33-
                                                                          811-
==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    [X]
     Pre-Effective Amendment No. ___                                       [ ]
     Post-Effective Amendment No. ___                                      [ ]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [X]
     Amendment No. ___                                                     [ ]
                      (Check appropriate box or boxes.)

     Great American Reserve Variable Annuity Account G
     _________________________________________________
     (Exact Name of Registrant)

     Great American Reserve Insurance Company
     _________________________________________
     (Name of Depositor)

     11825 N. Pennsylvania Street, Carmel, Indiana                  46032-4572
     ______________________________________________                 __________
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's Telephone Number, including Area Code (317) 817-3700

     Name and Address of Agent for Service
          Lawrence W. Inlow
          Secretary and General Counsel
          Great American Reserve Insurance Company
          11825 N. Pennsylvania Street
          Carmel, Indiana 46032-4572

     Copies to:
          Judith A. Hasenauer
          Blazzard, Grodd & Hasenauer, P.C.
          P.O. Box 5108
          Westport, CT  06881
          (203) 226-7866

Approximate Date of Proposed Public Offering:
     As soon as practicable after the effective date of this Filing.

Calculation of Registration Fee under the Securities Act of 1933:
     $500 - Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.
=============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                            CROSS REFERENCE SHEET
                            (Required by Rule 495)





Item No.                                                  Location
--------                                                  ----------------------

          PART A

Item 1.   Cover Page . . . . . . . . . . . . . . . . .    Cover Page

Item 2.   Definitions. . . . . . . . . . . . . . . . .    Definitions

Item 3.   Synopsis . . . . . . . . . . . . . . . . . .    Highlights

Item 4.   Condensed Financial Information. . . . . . .    Not Applicable
                                                          Information
Item 5.   General Description of Registrant, Depositor,
          and Portfolio Companies. . . . . . . . . . . .  The Company;
                                                          Additional Infor-
                                                          mation About the
                                                          Company; The
                                                          Separate Account;
                                                          Eligible Funds

Item 6.   Deductions and Expenses  . . . . . . . . . . .  Charges and
                                                          Deductions

Item 7.   General Description of Variable Annuity
          Contracts. . . . . . . . . . . . . . . . . . .  The Contracts
                                                          and Certificates

Item 8.   Annuity Period. . . . . . . . . . . . . . . .   Annuity Provisions

Item 9.   Death Benefit. . . . . . . . . . . . . . . . .  Proceeds Payable on
                                                          Death

Item 10.  Purchases and Contract Value.. . . . . . . . .  Purchase Payments,
                                                          Contract Value and
                                                          Certificate Value

Item 11.  Redemptions. . . . . . . . . . . . . . . . . .  Withdrawals

Item 12.  Taxes. . . . . . . . . . . . . . . . . . . . .  Tax Status

Item 13.  Legal Proceedings. . . . . . . . . . . . . . .  Legal Proceedings

Item 14.  Table of Contents of the Statement of
          Additional Information. . . . . . . . . . . .   Table of Contents of
                                                          the Statement of
                                                          Additional Information





                        CROSS REFERENCE SHEET (CONT'D)
                            (REQUIRED BY RULE 495)





Item No.                                                  Location
--------                                                  --------------------

          PART B

Item 15.  Cover Page. . . . . . . . . . . . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . . . . . .  Table of Contents

Item 17.  General Information and History. . . . . . . .  The Company

Item 18.  Services. . . . . . . . . . . . . .. . . . . .  Not Applicable

Item 19.  Purchase of Securities Being Offered. . . . .   Not Applicable

Item 20.  Underwriters. . . . . . . . . . . . . . . . .   Distributor

Item 21.  Calculation of Performance Data. . . .. . . .   Performance
                                                          Information

Item 22.  Annuity Payments. . . . . . . . . . . . . . .   Annuity Provisions

Item 23.  Financial Statements. . . . . . . . . . . . .   Financial Statements

                                    PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.





                   GREAT AMERICAN RESERVE INSURANCE COMPANY

                            Administrative Office:
                   Great American Reserve Insurance Company
                         11815 N. Pennsylvania Street
                            Carmel, Indiana 46032
                                (317) 817-3700


                   INDIVIDUAL AND GROUP FIXED AND VARIABLE
                 DEFERRED ANNUITY CONTRACTS AND CERTIFICATES

                                  issued by

              GREAT AMERICAN RESERVE VARIABLE ANNUITY ACCOUNT G

                                     and

                   GREAT AMERICAN RESERVE INSURANCE COMPANY


The Individual and Group Fixed and Variable Deferred Annuity Contracts and Certificates (the "Contracts and Certificates") described in this Prospectus provide for accumulation of values on a fixed and variable basis and monthly payment of annuity payments on a fixed and variable basis. The Contracts and Certificates are designed for use by individuals in retirement plans on a Qualified or Non-Qualified basis. (See "Definitions.")

Purchase Payments for the Contracts/Certificates will be allocated to a segregated investment account of Great American Reserve Insurance Company (the "Company") which account has been designated Great American Reserve Variable Annuity Account G (the "Variable Account") or to the Company's Market Value Adjustment Account ("MVA Account"). THE MVA ACCOUNT WILL BE AVAILABLE ON OR ABOUT OCTOBER 1, 1996 (check with your representative regarding availability). The Variable Account invests in shares of the following: Conseco Series Trust (Asset Allocation Portfolio, Common Stock Portfolio, Corporate Bond Portfolio, Government Securities Portfolio and Money Market Portfolio); Evergreen Variable Investment Trust (Evergreen VA Fund, Evergreen VA Foundation Fund and Evergreen VA Growth and Income Fund); Insurance Management Series (International Stock Fund); The Alger American Fund (Alger American Growth Portfolio, Alger American Leveraged AllCap Portfolio, Alger American MidCap Growth Portfolio and Alger American Small Capitalization Portfolio); INVESCO Variable Investment Funds, Inc. (INVESCO VIF-High Yield Portfolio and INVESCO VIF-Industrial Income Portfolio); Lord Abbett Series Fund, Inc. (Growth & Income Portfolio); The OFFITBANK Variable Insurance Fund, Inc. (OFFITBANK VIF-Investment Grade Global Debt Fund and OFFITBANK VIF-Total Return Fund); Van Eck Worldwide Insurance Trust (Worldwide Emerging Markets Fund, Gold and Natural Resources Fund and Worldwide Hard Assets Fund); and Tomorrow Funds Retirement Trust (Institutional Class Shares) (Core Large-Cap Stock Fund and Core Small-Cap Stock Fund).

See "Highlights" and "Tax Status - Diversification" for a discussion of owner control of the underlying investments in a variable annuity contract.

THE CONTRACTS AND CERTIFICATES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. INVESTMENT IN THE CONTRACTS AND CERTIFICATES IS SUBJECT TO RISK THAT MAY CAUSE THE VALUE OF THE OWNER'S OR CERTIFICATE OWNER'S INVESTMENT TO FLUCTUATE, AND WHEN THE CONTRACTS AND CERTIFICATES ARE SURRENDERED, THE VALUE MAY BE HIGHER OR LOWER THAN THE PURCHASE PAYMENTS.

This Prospectus concisely sets forth the information a prospective investor should know before investing. Additional information about the Contracts and Certificates is contained in the Statement of Additional Information which is available at no charge. The Statement of Additional Information has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Table of Contents of the Statement of Additional Information can be found on the last page of this Prospectus. For the Statement of Additional Information, call (800) 342-6307 or write to the Company's Administrative Office at the address listed above.

INQUIRIES:

Any inquiries can be made by telephone or in writing to the Administrative Office listed above.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus and the Statement of Additional Information are dated
_______________.

Investors should read and retain this Prospectus for future reference.


                              TABLE OF CONTENTS

                                                                          PAGE

DEFINITIONS

HIGHLIGHTS
     General
     Variable Account
     MVA Account
     Right to Examine Period
     Charges
          Mortality and Expense Risk Charge
          Administrative Charge
          Contract and Certificate Maintenance Charges
          Transfer Fee
          Premium Taxes
     Taxes
     MVA Account

FEE TABLE

THE COMPANY

THE SEPARATE ACCOUNTS

ELIGIBLE FUNDS
     Conseco Series Trust
     Evergreen Variable Investment Trust
     Insurance Management Series
     The Alger American Fund
     INVESCO Variable Investment Funds, Inc.
     Lord Abbett Series Fund, Inc.
     The OFFITBANK Variable Insurance Fund, Inc.
     Van Eck Worldwide Insurance Trust
     Tomorrow Funds Retirement Trust
     Voting Rights
     Substitution of Securities

THE MVA ACCOUNT

CHARGES AND DEDUCTIONS
     Deduction for Mortality and Expense Risk Charge
     Deduction for Administrative Charge
     Deduction for Contract and Certificate Maintenance Charges
     Deduction for Transfer Fee
     Deduction for Premium and Other Taxes
     Deduction for Expenses of the Eligible Funds

THE CONTRACTS AND CERTIFICATES
     Owner/Certificate Owner
     Joint Owners/Joint Certificate Owners
     Group Contract Owner
     Annuitant
     Assignment

PURCHASE PAYMENTS, CONTRACT VALUE AND CERTIFICATE VALUE
     Purchase Payment
     Allocation of Purchase Payments
     Dollar Cost Averaging
     Rebalancing
     Contract Value
     Certificate Value
     Accumulation Units
     Accumulation Unit Value

TRANSFERS
     Transfers During the Accumulation Period
     Transfers During the Annuity Period

WITHDRAWALS
     Systematic Withdrawal Program
     Suspension or Deferral of Payments

PROCEEDS PAYABLE ON DEATH
     Death of Owner or Certificate Owner During the Accumulation Period Death Benefit Amount During the Accumulation Period
     Death Benefit Options During the Accumulation Period
     Death of Owner/Certificate Owner During the Annuity Period
     Death of Annuitant
     Payment of Death Benefit
     Beneficiary
     Change of Beneficiary

ANNUITY PROVISIONS
     General
     Annuity Date
     Selection or Change of an Annuity Option
     Frequency and Amount of Annuity Payments
     Annuity Options
          OPTION 1. LIFETIME ONLY ANNUITY
          OPTION 2. LIFETIME ANNUITY WITH GUARANTEED PERIODS
          OPTION 3. INSTALLMENT REFUND LIFE ANNUITY
          OPTION 4. PAYMENT FOR A FIXED PERIOD
          OPTION 5. JOINT AND SURVIVOR ANNUITY
     Annuity
     Fixed Annuity
     Variable Annuity

DISTRIBUTOR

PERFORMANCE INFORMATION
     Money Market Sub-Account
     Other Sub-Accounts
     Hypothetical Performance Information

TAX STATUS
     General
     Diversification
     Multiple Contracts and Certificates
     Contracts and Certificates Owned by Non-Natural Persons
     Tax Treatment of Assignments
     Income Tax Withholding
     Tax Treatment of Withdrawals -- Non-Qualified Contracts and Certificates Qualified Plans
     Tax Treatment of Withdrawals -- Qualified Contracts and Certificates Tax-Sheltered Annuities -- Withdrawal Limitations

ADDITIONAL INFORMATION ABOUT THE COMPANY
     Selected Consolidated Financial Information
     Management's Discussion and Analysis of Financial Condition
       and Results of Operations
     The Company's Directors and Executive Officers
     Executive Compensation

STATE REGULATION

LEGAL PROCEEDINGS

EXPERTS

REGISTRATION STATEMENT

LEGAL OPINIONS

FINANCIAL STATEMENTS

APPENDIX A

APPENDIX B

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION



                                 DEFINITIONS


ACCOUNT(S): The MVA Account, the General Account and/or one or more of the Sub-Accounts of the Variable Account.

ACCUMULATION PERIOD: The period prior to the Annuity Date during which Purchase Payments may be made by an Owner or a Certificate Owner.

ACCUMULATION UNIT: A unit of measure used to determine the value of the Owner's or Certificate Owner's interest in a Sub-Account of the Variable Account during the Accumulation Period.

ADJUSTED CERTIFICATE VALUE: The Certificate Value less any applicable Premium Tax, and Certificate Maintenance Charge and plus the applicable Market Value Adjustment which may be positive or negative. This amount is applied to the applicable Annuity Tables to determine Annuity Payments.

ADJUSTED CONTRACT VALUE: The Contract Value less any applicable Premium Tax and Contract Maintenance Charge and plus the applicable Market Value Adjustment which may be positive or negative. This amount is applied to the applicable Annuity Tables to determine Annuity Payments under an individual Contract.

ADMINISTRATIVE OFFICE: The office indicated on the Cover Page of this Prospectus to which notices, requests and Purchase Payments must be sent. All sums payable to the Company under a Contract or Certificate are payable at the Administrative Office or an address designated by the Company.

AGE: The age of any Owner, Certificate Owner or Annuitant on his/her last birthday. For Joint Owners and Joint Certificate Owners, all provisions which are based on age are based on the Age of the older of the Joint Owners or Joint Certificate Owners.

ANNUITANT: The natural person on whose life Annuity Payments are based. On or after the Annuity Date, the Annuitant shall also include any Joint Annuitant.

ANNUITY DATE:  The date on which Annuity Payments begin.

ANNUITY OPTIONS:  Options available for Annuity Payments.

ANNUITY  PAYMENTS:    The  series of payments made to the Owner or Certificate
Owner or any named payee after the Annuity Date under the Annuity Option selected.

ANNUITY  PERIOD:    The  period of time beginning with the Annuity Date during which Annuity Payments are made.

ANNUITY UNIT: An accounting unit of measure used to calculate the amount of Annuity Payments.

BENEFICIARY:   The person(s) or entity(ies) who will receive the death benefit payable under a Contract or Certificate.

CERTIFICATE: The document issued to a Certificate Owner to evidence a Certificate Owner's Account established under a Group Contract.

CERTIFICATE ANNIVERSARY: An anniversary of the Certificate Issue Date.

CERTIFICATE ISSUE DATE: The date a Certificate is issued to a Certificate
Owner.

CERTIFICATE OWNER: A person who has established a Certificate Owner's Account under a Group Contract.

CERTIFICATE OWNER'S ACCOUNT: A record established for each Certificate Owner to maintain values under a Group Contract.

CERTIFICATE VALUE: The dollar value as of any Valuation Period of all amounts in a Certificate Owner's Account.

CERTIFICATE WITHDRAWAL VALUE: The Certificate Value less any applicable Premium Tax, less any applicable Certificate Maintenance Charge and plus any Market Value Adjustment which may be positive or negative.

CERTIFICATE YEAR: The first Certificate Year is the annual period which begins on the Certificate Issue Date. Subsequent Certificate Years begin on each anniversary of the Certificate Issue Date.

COMPANY: Great American Reserve Insurance Company.

CONTRACT ANNIVERSARY:  An anniversary of the Issue Date.

CONTRACT ISSUE DATE: The later of the date on the cover of the Contract/Certificate or the date Purchase Payments are received.

CONTRACT VALUE: The dollar value as of any Valuation Period of all amounts in an individual Contract.

CONTRACT WITHDRAWAL VALUE: The Contract Value of an individual Contract less any applicable Premium Tax, less any applicable Contract Maintenance Charge and plus any Market Value Adjustment which may be positive or negative.

CONTRACT  YEAR:   The first Contract Year is the annual period which begins on the Issue Date. Subsequent Contract Years begin on each anniversary of the Issue Date.

CREDITED INTEREST RATE: The interest rate credited to a Certificate Owner's Account by the Company for any given Guarantee Period in the MVA Account.

EFFECTIVE DATE: The Effective Date of a Guarantee Period with a Credited Interest Rate.

ELIGIBLE FUND: An investment entity into which assets of the Variable Account will be invested.

FIXED ANNUITY: A series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company.

GENERAL ACCOUNT: The Company's general investment account which contains all the assets of the Company with the exception of the Variable Account and other segregated asset accounts.

GROUP CONTRACT OWNER: The person or entity to which a Group Contract is issued.

GUARANTEE PERIOD: The period for which the Credited Interest Rate is credited in the MVA Account. Each deposit or transfer to the MVA Account creates one or more new Guarantee Period(s).

MARKET VALUE ADJUSTMENT: An adjustment to the amount withdrawn from or transferred from the MVA Account prior to the end of the applicable Guarantee Period. The adjustment reflects the change in the value of the funds withdrawn or transferred due to the change in the interest rates since the beginning of the Guarantee Period.

MVA ACCOUNT: A separate account which provides investment options where the Company guarantees the rate of interest for a Guarantee Period and where withdrawals or transfers may be subject to a Market Value Adjustment.

NET PURCHASE PAYMENT: A Purchase Payment less any applicable Premium Tax.

NON-QUALIFIED CONTRACTS AND CERTIFICATES: Contracts and Certificates issued under non-qualified plans which are not Qualified Contracts and Certificates.

OWNER:    The  person  or entity entitled to the ownership rights stated in an individual Contract.

PORTFOLIO:    A  segment  of an Eligible Fund which constitutes a separate and distinct class of shares which may also sometimes be referred to herein as a Fund.

PREMIUM  TAX:   Any premium taxes incurred to any governmental entity assessed against Purchase Payments, Contract Values under individual Contracts or Certificate Owners' Certificate Values.

PURCHASE PAYMENT: A payment made by or for an Owner or Certificate Owner.

QUALIFIED CONTRACTS AND CERTIFICATES: Contracts and Certificates issued under a retirement plan which receives favorable tax treatment under Sections 403(b) or 408 of the Code.

SUB-ACCOUNT: Variable Account assets are divided into Sub-Accounts. Assets of each Sub-Account will be invested in shares of an Eligible Fund or a Portfolio of an Eligible Fund.

VALUATION  DATE:    Each  day on which the New York Stock Exchange ("NYSE") is open for business.

VALUATION  PERIOD:    The period of time beginning at the close of business of
the NYSE on each Valuation Date and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT: The Company's Variable Account designated as Great American Reserve Variable Annuity Account G which provides investment options where the benefits are variable and are not guaranteed as to dollar amount.

WRITTEN REQUEST: A request in writing, in a form satisfactory to the Company, which is received by the Administrative Office.


                                  HIGHLIGHTS

GENERAL

The Contracts and Certificates offered by this Prospectus are combined fixed and variable deferred annuity contracts and certificates issued by Great American Reserve Insurance Company (the "Company"). Pursuant to selections made by the Owner or Certificate Owner, Net Purchase Payments are allocated to a segregated investment account of the Company which has been designated Great American Reserve Variable Annuity Account G (the "Variable Account"), and/or the MVA Account, which is a separate account where the Company guarantees the rate of interest for a specified period and where withdrawals or transfers may be subject to a Market Value Adjustment. The MVA Account will be available on or about October 1, 1996 (check with your representative regarding availability). Owners and Certificate Owners may invest in up to fifteen (15) Sub-Accounts.

VARIABLE  ACCOUNT

The Variable Account is divided into Sub-Accounts. The Sub-Accounts invest in the following:

Conseco Series Trust
     Asset Allocation Portfolio
     Common Stock Portfolio
     Corporate Bond Portfolio
     Government Securities Portfolio
     Money Market Portfolio

Evergreen Variable Investment Trust
     Evergreen VA Fund
     Evergreen VA Foundation Fund
     Evergreen VA Growth and Income Fund

Insurance Management Series
     International Stock Fund

The Alger American Fund
     Alger American Growth Portfolio
     Alger American Leveraged AllCap Portfolio
     Alger American MidCap Growth Portfolio
     Alger American Small Capitalization Portfolio

INVESCO Variable Investment Funds, Inc.
     INVESCO VIF - High Yield Portfolio
     INVESCO VIF - Industrial Income Portfolio

Lord Abbett Series Fund, Inc.
     Growth & Income Portfolio

The OFFITBANK Variable Insurance Fund, Inc.
     OFFITBANK VIF - Investment Grade Global Debt Fund
     OFFITBANK VIF - Total Return Fund

Van Eck Worldwide Insurance Trust
     Worldwide Emerging Markets Fund
     Gold and Natural Resources Fund
     Worldwide Hard Assets Fund

Tomorrow Funds Retirement Trust (Institutional Class Shares)
     Core Large-Cap Stock Fund
     Core Small-Cap Stock Fund

Owners and Certificate Owners bear the investment risk for all amounts allocated to the Variable Account.

MVA ACCOUNT

The MVA Account offers investment options which pay fixed rates of interest declared by the Company for specified periods (currently, 1 year, 3 years, 5 years, 7 years and 10 years) from the date amounts are allocated to the MVA Account. Please contact the Company or the representative from whom this Prospectus was obtained for information as to currently available options.

Such declared rates will vary from time to time but will not be less than 3% per annum, and, once established for a particular allocation, will not change during the Guarantee Period. However, withdrawals, transfers or annuitization prior to the end of the Guarantee Period may be subject to a Market Value Adjustment. Owners and Certificate Owners bear the risk that amounts reallocated within, or prematurely withdrawn, transferred or annuitized from the MVA Account prior to the end of their respective Guarantee Period could result in the Owner or Certificate Owner receiving less than the Purchase Payments or amounts so allocated.

RIGHT TO EXAMINE PERIOD

The individual Contract or Certificate may be returned to the Company for any reason within ten (10) calendar days, or longer in states where required (30 days if purchased by individuals who are 60 years of age or older in California or twenty (20) calendar days from the date of receipt with respect to the circumstances described in (c) below), after its receipt by the Owner or Certificate Owner ("Right to Examine Period"). It may be returned to the Company at its Administrative Office. When the Contract or Certificate is received by the Company at its Administrative Office, it will be voided as if it had never been in force. Upon its return, the Company will refund the Contract Value or Certificate Value next computed after receipt of the Contract or Certificate by the Company at its Administrative Office except in the following circumstances: (a) where the Contract or Certificate is purchased pursuant to an Individual Retirement Annuity; (b) in those states which require the Company to refund Purchase Payments, less withdrawals; or
(c) in the case of Contracts or Certificates which are deemed by certain states to be replacing an existing annuity or insurance contract and which require the Company to refund Purchase Payments, less withdrawals. With respect to the circumstances described in (a), (b) and (c) above, the Company will refund Purchase Payments, less any withdrawals. The Company has reserved the right, under certain circumstances, to allocate initial Purchase Payments to the Money Market Sub-Account (except those allocated to the MVA Account) until the expiration of the Right to Examine Period. In the event that the Company does so allocate initial Purchase Payments to the Money Market Sub-Account, at the end of the Right to Examine Period, the Contract Value/Certificate Value allocated to the Money Market Sub-Account will be allocated to the Sub-Account(s) selected by the Owner/Certificate Owner. Currently, however, the Company will allocate the initial Purchase Payment directly to the Sub-Account(s) of the Variable Account and/or the MVA Account (subject to availability), as selected by the Owner/Certificate Owner.

CHARGES

       MORTALITY AND EXPENSE RISK CHARGE . Each Valuation Period, the Company deducts a Mortality and Expense Risk Charge from the Variable Account which is equal, on an annual basis, to 1.15% of the average daily net asset value of each Sub-Account of the Variable Account. However, the Company may increase this Charge, but it will not exceed 1.25% of the average daily net asset value of the Variable Account. This Charge compensates the Company for assuming the mortality and expense risks under the Contracts and Certificates. (See "Charges and Deductions -Deduction for Mortality and Expense Risk Charge.")

         ADMINISTRATIVE CHARGE . Each Valuation Period, the Company deducts an Administrative Charge from the Variable Account which is equal, on an annual basis, to .15% of the average daily net asset value of each Sub-Account of the Variable Account. However, the Company may increase this charge, but it will not exceed .25% of the average daily net asset value of the Variable Account. This Charge compensates the Company for costs associated with the administration of the Contracts, Certificates and the Variable Account. (See "Charges and Deductions -Deduction for Administrative Charge.")

     CONTRACT AND CERTIFICATE MAINTENANCE CHARGES . The Company makes a deduction of $30.00 each Contract or Certificate Year. However, during the Accumulation Period if the Contract Value or the Certificate Value on the Contract or Certificate Anniversary is at least $25,000, then no Contract or Certificate Maintenance Charge is deducted. If a total withdrawal is made on other than a Contract or Certificate Anniversary and the Owner's Contract Value or the Certificate Owner's Certificate Value for the Valuation Period during which the total withdrawal is made is less than $25,000, the full Contract or Certificate Maintenance Charge will be deducted at the time of the total withdrawal. During the Annuity Period, no Contract or Certificate Maintenance Charge is deducted. (See "Charges and Deductions - Deduction for Contract and Certificate Maintenance Charges.")

     TRANSFER FEE . Under certain circumstances, a Transfer Fee may be assessed when an Owner or Certificate Owner transfers Contract Values or Certificate Values between Sub-Accounts of the Variable Account or to or from the MVA Account. The Transfer Fee is the lesser of $25 or 2% of the amount transferred. (See "Charges and Deductions - Deduction for Transfer Fee.")

      PREMIUM TAXES . Certain states and other governmental entities impose a Premium Tax (including a retaliatory tax). It is the Company's current practice to deduct a charge for Premium Taxes from an Owner's Contract Value or a Certificate Owner's Certificate Value, if applicable at the time Annuity Payments begin or from amounts that are withdrawn (although the deduction could be taken from Purchase Payments in the future). (See "Charges and Deductions - Deduction for Premium and Other Taxes.")

TAXES

In the case of a Non-Qualified Contract or Certificate, there is a ten percent (10%) federal income tax penalty applied to the taxable income portion of a distribution. However, the penalty is not imposed on amounts received: (a) on or after the taxpayer reaches age 59 1/2; (b) after the death of the Owner or Certificate Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer and his or her Beneficiary;
(e) under an immediate annuity; or (f) which are allocable to Purchase Payments made prior to August 14, 1982.

Separate tax withdrawal penalties and restrictions apply to Qualified Contracts and Certificates. See "Tax Status - Tax Treatment of Withdrawals - Qualified Contracts and Certificates."

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) are limited to circumstances only when an Owner/Certificate Owner (1) attains age 59 1/2;
(2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value or Certificate Owner's Certificate Value which represents contributions made by the Owner/Certificate Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and only apply to (i) salary reduction contributions made after December 31, 1988; (ii) to income attributable to such contributions; and (iii) to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or transfers between certain Qualified Plans. Owners and Certificate Owners should consult their own tax counsel or other tax adviser regarding distributions. (See "Tax Status - Tax Sheltered Annuities - Withdrawal Limitations.")

The Treasury Department has indicated that guidelines may be forthcoming under which a variable annuity contract will not be treated as an annuity contract for tax purposes if the owner of the contract has excessive control over the investment underlying the contract. The issuance of such guidelines may require the Company to impose limitations on an Owner's or Certificate Owner's right to control the investment. It is not known whether any such guidelines would have a retroactive effect (see "Tax States - Diversification").

For a further discussion of the taxation of the Contracts and Certificates, see "Tax Status."

MVA ACCOUNT

Because of certain exemptive and exclusionary provisions, the MVA Account is not registered as an investment company under the Investment Company Act of 1940, as amended.


              GREAT AMERICAN RESERVE VARIABLE ANNUITY ACCOUNT G
                                  FEE TABLE

OWNER AND CERTIFICATE OWNER TRANSACTION EXPENSES





Sales Charge                     None

Transfer Fee (see Note 2 below)  No charge for first transfer in a 30 day period during the Accumulation Period and no charge for four transfers per Contract/Certificate Year during the
                                 Annuity Period; thereafter the fee is the lesser of $25 or 2% of the amount transferred.

Contract and Certificate         30 per individual Contract or
Maintenance Charges              Certificate per Contract or Certificate
(see Note 3 below)               Year.








VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and Expense Risk Charge            1.15%
Administrative Charge                         .15%
                                            ------
Total Variable Account Annual Expenses       1.30%



CONSECO SERIES TRUST'S ANNUAL EXPENSES
(as a percentage of the average daily net assets of a Portfolio)






                                 Management     Other    Total Expenses (after
                                    Fees      Expenses   expense reimbursement)*
                                 -----------  ---------  ------------------------

Asset Allocation Portfolio**            .55%       .20%                      .75%

Common Stock Portfolio**                .60%       .20%                      .80%

Corporate Bond Portfolio                .50%       .20%                      .70%

Government Securities Portfolio         .50%       .20%                      .70%

Money Market Portfolio**                .25%       .20%                      .45%


* Conseco Capital Management, Inc., the investment adviser of Conseco Series Trust, has voluntarily agreed to reimburse all expenses, including management fees, in excess of the following percentage of the average annual net assets of each listed Portfolio, so long as such reimbursement would not result in a Portfolio's inability to qualify as a regulated investment company under the
Code: 0.75% for the Asset Allocation Portfolio; 0.80% for the Common Stock Portfolio; 0.70% for the Corporate Bond Portfolio and Government Securities Portfolio; and 0.45% for the Money Market Portfolio. The total percentages in the above table is after reimbursement. In the absence of expense reimbursement, the total fees and expenses in 1994 would have totaled: 1.00% for the Asset Allocation Portfolio; 0.83% for the Common Stock Portfolio; 0.80% for the Corporate Bond Portfolio; 0.81% for the Government Securities Portfolio; and 0.58% for the Money Market Portfolio.

**Conseco Capital Management, Inc., since January 1, 1993, has voluntarily waived its Management Fees in excess of the annual rates set forth above. Absent such fee waivers, the Management Fees would be: .65% for the Asset Allocation Portfolio; .65% for the Common Stock Portfolio; and .50% for the Money Market Portfolio.



EVERGREEN VARIABLE INVESTMENT TRUST'S ANNUAL EXPENSES
(as a percentage of the average daily net assets of a Portfolio)






                                Management     Other
                                   Fees      Expenses        Total Expenses
                                -----------  ---------  --------------------

Evergreen VA Fund                      .24%       .87%                 1.00%

Evergreen VA Foundation Fund          .365%      .635%                 1.00%

Evergreen VA Growth and Income
  Fund                                 .24%       .87%                 1.00%

* Evergreen Asset Management Corp., the investment adviser to Evergreen Variable Investment Trust, has voluntarily agreed to reimburse all expenses, including Management Fees, such that the aggregate Total Expenses for each Fund does not exceed 1.00%. Absent such reimbursement arrangements, the Management Fees and Total Annual Expenses would be: 1.00% and 1.76% for the Evergreen VA Fund and Evergreen VA Growth and Income Fund; and .875% and 1.635% for the Evergreen VA Foundation Fund.



INSURANCE MANAGEMENT SERIES' ANNUAL EXPENSES
(as a percentage of the average daily net assets of a Portfolio)






                           Management     Other       Total
                              Fees      Expenses    Expenses
                           -----------  ---------  ----------

International Stock Fund*         .52%       .73%       1.25%

*Federated Advisers, the investment adviser of the Insurance Management Series, has voluntarily agreed to reimburse all or a portion of its advisory fee to the extent that the total expenses are in excess of 1.00% of the average annual assets. In the absence of such expense reimbursement, the Management Fees would be 1.00% of the Fund's average daily net assets.



THE ALGER AMERICAN FUND'S ANNUAL EXPENSES

(as a percentage of the average daily net assets of a Portfolio)






                                 Management     Other     Interest      Total
                                    Fees      Expenses    Expenses    Expenses
                                 -----------  ---------  ----------  ----------

Alger American Growth Portfolio         .75%       .11%        .00%        .86%

Alger American Leveraged
  AllCap Portfolio                      .85%       .19%        .75%`      1.79%

Alger American MidCap Growth
  Portfolio                             .80%       .17%        .00%        .97%

Alger American Small Capitali-
  zation Portfolio                      .85%       .11%        .00%        .96%



INVESCO VARIABLE INVESTMENT FUNDS, INC.'S ANNUAL EXPENSES
(as a percentage of the average daily net assets of a Portfolio)






                                              Other Expenses
                                 Management   (after expense      Total Operating
                                    Fees      reimbursement)          Expenses*
                                 -----------  ---------------  -------------------

INVESCO VIF - High Yield
  Portfolio                             .60%             .20%                 .80%

INVESCO VIF - Industrial Income
  Portfolio                             .75%             .15%                 .90%

*Certain expenses are being absorbed voluntarily by the investment adviser and sub-adviser in order to ensure that the total operating expenses for the INVESCO VIF - High Yield Portfolio and INVESCO VIF - Industrial Income Portfolio will not exceed .80% and .90%, respectively, of each Portfolio's average net assets. Total expenses (after expenses were absorbed) of the INVESCO VIF - High Yield Portfolio and INVESCO VIF - Industrial Income Portfolio for the fiscal period ended December 31, 1994 amounted to .74% and .79%, respectively, of each Portfolio's average net assets. In the absence of such voluntary expense limitation, the total operating expenses of the INVESCO VIF - High Yield Portfolio and INVESCO VIF - Industrial Income Portfolio for the fiscal period ended December 31, 1994 would have been 30.38% and 32.55%, respectively, of each Portfolio's average net assets.



LORD ABBETT SERIES FUND, INC.'S ANNUAL EXPENSES
(as a percentage of the average daily net assets of a Portfolio)






                                                   Other        Total
                   Management    Maximum         Operating    Fund Annual
                      Fees      12b-1 Fees**      Expenses     Expenses
                   -----------  -------------  ------------  -------------

Growth and Income
  Portfolio               .50%           .00%          .09%           .59%

**Although the expenses for the Growth and Income Portfolio of Lord Abbett Series Fund, Inc. do not reflect a 12b-1 plan which provides for payments to Lord Abbett for remittance to a life insurance company for certain distribution expenses (see the Fund prospectus), the 12b-1 plan provides that such remittances in the aggregate will not exceed .15%, on an annual basis, of the daily net asset value of shares of the Growth and Income Portfolio. The 12b-1 plan has not been implemented. The examples below do not reflect the imposition of the 12b-1 fee for this Portfolio.



THE OFFITBANK VARIABLE INSURANCE FUND, INC.'S ANNUAL EXPENSES
(as a percentage of average daily net assets of a Portfolio)






                                    Management     Other
                                       Fees      Expenses        Total Expenses
                                    -----------  ---------  --------------------

OFFITBANK VIF - Investment
  Grade Global Debt Fund*                  .80%       .70%                 1.50%

OFFITBANK VIF - Total Return Fund*         .80%       .70%                 1.50%

*Other Expenses are based on estimated amounts for the Fund's current fiscal year.



VAN ECK WORLDWIDE INSURANCE TRUST'S ANNUAL EXPENSES
(As a percentage of average daily net assets of a Portfolio)






                                  Management     Other
                                     Fees      Expenses        Total Expenses
                                  -----------  ---------  --------------------

Worldwide Emerging Markets Fund*        1.00%       .36%                 1.36%

Gold and Natural Resources
  Fund*                                 1.00%       .10%                 1.10%

Worldwide Hard Assets Fund*             1.00%       .33%                 1.33%

*Other Expenses are based on estimated amounts for the Fund's current fiscal year.



TOMORROW FUNDS RETIREMENT TRUST'S (INSTITUTIONAL CLASS SHARES) ANNUAL EXPENSES (as a percentage of average daily net assets of a Portfolio)








                           Management Fees    Other Expenses
                           (after Voluntary   (after expense   Total Fund Operating Expenses
                           waiver)*           limitation)*     (after expense limitation)*
                           -----------------  ---------------  ------------------------------

Core Large-Cap Stock Fund                 0%            1.50%                           1.50%

Core Small-Cap Stock Fund                 0%            1.50%                           1.50%

*The  Adviser  to Tomorrow Funds Retirement Trust has voluntarily agreed to limit temporarily each Fund's operating expenses (excluding service fees applicable to Institutional Class shares, any other class-specific expenses, litigation, indemnification and other extraordinary  expenses)  to 1.25% of its average daily net assets.  Each Fund will reimburse the  Adviser for fees foregone or other expenses paid by the Adviser pursuant to this expense limitation in later years in which operating expenses for that Fund are less than the expense limitations  set  forth above for any such year.  (See the Trust Prospectus.)  In the absence of this agreement, Management Fees would be 0.75% of each Fund's average daily net assets and
Other  Expenses and Total Fund Operating Expenses are estimated to be approximately 3.90% and
4.65%,  respectively, of the average daily net assets attributable to the Institutional Class shares of the Core Large-Cap Fund and 4.49% and 5.24%, respectively, of the average daily net assets attributable to the Institutional Class shares of the Core Small-Cap Fund.



EXAMPLES (See Note 4 below)
Owner/Certificate Owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets regardless of whether the Contract/Certificate is surrendered at the end of each time period or if the Contract/Certificate is annuitized.






                                                1 Year     3 Years
                                             ---------  ----------
Conseco Series Trust

  Asset Allocation Portfolio                 $      21  $       66
  Common Stock Portfolio                     $      22  $       67
  Corporate Bond Portfolio                   $      21  $       64
  Government Securities Portfolio            $      21  $       64
  Money Market Portfolio                     $      18  $       57

Evergreen Variable Investment Trust
  Evergreen VA Fund                          $      24  $       73
  Evergreen VA Foundation Fund               $      24  $       73
  Evergreen VA Growth and Income Fund        $      24  $       73

Insurance Management Series
  International Stock Fund                   $      26  $       81

The Alger American Fund
  Alger American Growth Portfolio            $      22  $       69
  Alger American Leveraged AllCap
  Portfolio                                  $      32  $       97
  Alger American MidCap Growth
  Portfolio                                  $      23  $       72
  Alger American Small Capitalization
  Portfolio                                  $      23  $       72

INVESCO Variable Investment Funds, Inc.
  INVESCO VIF - High Yield Portfolio         $      22  $       67
  INVESCO VIF - Industrial Income Portfolio  $      23  $       70

Lord Abbett Series Fund, Inc.
  Growth & Income Portfolio                  $      20  $       61

The OFFITBANK Variable Insurance
Fund, Inc.
  OFFITBANK VIF - Investment Grade Global
  Debt Fund                                  $      29  $       88
  OFFITBANK VIF - Total Return Fund          $      29  $       88

Van Eck Worldwide Insurance Trust
  Worldwide Emerging Markets Fund            $      27  $       84
  Gold and Natural Resources Fund            $      25  $       76
  Worldwide Hard Assets Fund                 $      27  $       83

Tomorrow Funds Retirement Trust
  Core Large-Cap Stock Fund                  $      29  $       88
  Core Small-Cap Stock Fund                  $      29  $       88

THE ANNUAL EXPENSES OF THE ELIGIBLE FUNDS AND THE EXAMPLES ARE BASED ON DATA PROVIDED BY THE RESPECTIVE ELIGIBLE FUNDS. THE COMPANY HAS NOT INDEPENDENTLY VERIFIED SUCH DATA.



NOTES TO FEE TABLE AND EXAMPLES

     1. The Fee Table is provided to assist Owners and Certificate Owners in understanding the various costs and expenses that they will bear directly or indirectly. The Fee Table reflects expenses of both the Variable Account and the Eligible Funds. For more complete descriptions of the various costs and expenses involved, see "Charges and Deductions" in this Prospectus and the Prospectuses for the Eligible Funds. Premium Taxes may also be applicable, although they do not appear in this table.

     2. Any transfers made pursuant to an approved Dollar Cost Averaging Program and/or Rebalancing Program will not be counted in determining the application of the Transfer Fee. All reallocations on the same day count as one transfer.

     3. During the Accumulation Period, if the Owner's Contract Value or the Certificate Owner's Certificate Value on the Contract or Certificate Anniversary is at least $25,000, then no Contract or Certificate Maintenance Charge is deducted. If a total withdrawal is made on other than a Contract or Certificate Anniversary and the Owner's Contract Value or Certificate Owner's Certificate Value for the Valuation Period during which the total withdrawal is made is less than $25,000, the full Contract or Certificate Maintenance Charge will be deducted at the time of the total withdrawal. During the Annuity Period, no Contract or Certificate Maintenance Charges are deducted.

     4. The Examples assume an estimated $40,000 Contract Value or
Certificate  Value  so  that the Contract and Certificate Maintenance
Charges per $1,000 of net asset value in the Variable Account is $.75. Such charge would be higher for smaller values and lower for higher values.

                                 THE COMPANY

Great American Reserve Insurance Company (the "Company"), originally organized in 1937, is principally engaged in the life insurance business in 47 states and the District of Columbia. The Company is a stock company organized under the laws of the state of Texas and an indirect wholly owned subsidiary of Conseco, Inc. ("Conseco"). The operations of the Company are handled by Conseco. Conseco is a publicly owned financial services holding company, the principal operations of which are the development, marketing and administration of specialized annuity and life insurance products. Conseco is located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

All inquiries regarding Accounts, the Contracts/Certificates, or any related matter should be directed to the Company's Variable Annuity Department at the address and telephone number shown on the Cover Page of this Prospectus. The financial statements of the Company included in this Prospectus should be considered only as bearing upon the ability of the Company to meet the obligations under the Contracts and Certificates. Neither the assets of CCP, Conseco nor those of any company in the Conseco group of companies other than the Company support these obligations. As of September 30, 1995, the Company had total assets of $2.75 billion and total shareholder's equity of $404.2 million. The Company does not guarantee the investment performance of the Variable Account investment options.

For further information about the Company, see "Additional Information About the Company."

                             THE SEPARATE ACCOUNTS

The Board of Directors of the Company adopted resolutions to establish segregated asset accounts pursuant to Texas insurance law on January 18, 1996. One segregated asset account has been designated Great American Reserve Variable Annuity Account G (the "Variable Account"). The other separate account has been designated Great American Reserve Market Value Adjustment Account (the "MVA Account") (collectively, the "Separate Accounts"). The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The assets of the Separate Accounts are the property of the Company. However, the assets of the Separate Accounts, equal to the reserves and other contract liabilities with respect to the Separate Accounts, are not chargeable with liabilities arising out of any other business the Company may conduct.
Income, gains and losses, whether or not realized, are, in accordance with the Contracts and Certificates, credited to or charged against the Separate Accounts without regard to other income, gains or losses of the Company. The Company's obligations arising under the Contracts and Certificates are general obligations.

The Separate Accounts meet the definition of a "separate account" under federal securities laws.

The Variable Account is divided into Sub-Accounts. Each Sub-Account invests in one Portfolio of an Eligible Fund.

                                ELIGIBLE FUNDS

The Variable Account invests in the shares of the Eligible Funds as described below. The descriptions below contain a short discussion of the investment objective(s). See Appendix A in this Prospectus and the Prospectuses for the Eligible Funds for further information.

There is no assurance that the investment objective of any of the Portfolios will be met. Owners and Certificate Owners bear the complete investment risk for Purchase Payments allocated to a Portfolio. Contract Values and Certificate Values will fluctuate in accordance with the investment performance of the Portfolios to which Purchase Payments are allocated, and in accordance with the imposition of the fees and charges assessed under the Contracts and Certificates.

DETAILED INFORMATION ABOUT THE ELIGIBLE FUNDS IS CONTAINED IN THE ACCOMPANYING CURRENT PROSPECTUSES OF THE ELIGIBLE FUNDS. AN INVESTOR SHOULD CAREFULLY READ THIS PROSPECTUS AND THE PROSPECTUSES OF THE ELIGIBLE FUNDS BEFORE ALLOCATING AMOUNTS TO BE INVESTED IN THE VARIABLE ACCOUNT.

CONSECO SERIES TRUST

     ASSET ALLOCATION PORTFOLIO: The Asset Allocation Portfolio seeks a high total investment return, consistent with the preservation of capital and
prudent  investment  risk.    The Portfolio seeks to achieve this objective by
pursuing an active asset allocation strategy whereby investments are allocated, based upon thorough investment research, valuation and analysis of market trends and the anticipated relative total return available, among various asset classes including debt securities, equity securities, and money market instruments.

     COMMON STOCK PORTFOLIO: The Common Stock Portfolio seeks to provide a high total return consistent with preservation of capital and a prudent level of risk primarily by investing in selected equity securities having the investment characteristics of common stocks.

     CORPORATE BOND PORTFOLIO: The Corporate Bond Portfolio seeks to provide as high a level of income as is consistent with preservation of capital by investing primarily in debt securities.

     GOVERNMENT SECURITIES PORTFOLIO: The Government Securities Portfolio seeks safety of capital, liquidity and current income by investing primarily in securities issued by the U.S. Government, including mortgage-related securities.

     MONEY MARKET PORTFOLIO: The Money Market Portfolio seeks current income consistent with stability of capital and liquidity. An investment in this Portfolio is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Portfolio will be able to maintain a stable net asset value of $1.00 per share.

EVERGREEN VARIABLE INVESTMENT TRUST

     EVERGREEN VA FUND: The Evergreen VA Fund seeks to achieve its investment objective of capital appreciation principally through investments in common stock and securities convertible or exchangeable for common stock of companies which are little-known, relatively small or represent special situations which, in the Advisors opinion, offer potential for capital appreciation. Investments may also be made to a limited degree in non-convertible debt securities and preferred stocks which offer an opportunity for capital appreciation.

     EVERGREEN VA FOUNDATION FUND: The Evergreen VA Foundation Fund seeks, in order of priority, reasonable income, conservation of capital and capital appreciation. The Fund will attempt to achieve its objective by investing in a combination of common stocks (including those common stocks which pay dividends), preferred stocks, securities convertible into or exchangeable for common stocks and fixed income securities.

     EVERGREEN VA GROWTH AND INCOME FUND: The Evergreen VA Growth and Income Fund seeks to achieve a return composed of capital appreciation in the value of its shares and current income. The Fund will attempt to meet its objective by investing in the securities of companies which are undervalued in the marketplace relative to those companies' assets, breakup value, earnings, or potential earnings growth. The Fund will invest primarily in common stocks and securities convertible into or exchangeable for common stock. In addition, the Fund will invest in nonconvertible preferred stocks and debt securities.

INSURANCE MANAGEMENT SERIES

     INTERNATIONAL STOCK FUND: The International Stock Fund seeks to obtain a total return on its assets by investing at least 65% of its assets (and under normal market conditions substantially all of its assets) in equity securities of issuers in at least three different countries outside of the United States. Investing in foreign securities generally involves risks not ordinarily associated with investing in securities of domestic issuers. Purchasers are cautioned to read "Risks Associated with Non-U.S. Securities" in the Insurance Management Series Prospectus.

THE ALGER AMERICAN FUND

     ALGER AMERICAN GROWTH PORTFOLIO: The Alger American Growth Portfolio seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization of $1 billion or greater. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization of less than $1 billion and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

     ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO: The Alger American Leveraged AllCap Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed Portfolio of equity securities. Except during temporary defensive periods, the Portfolio invests at least 85% of its net assets in equity securities of companies of any size. The Portfolio may engage in leveraging and options and futures transactions. These techniques involve risks different from those associated with ordinary portfolio securities transactions.

     ALGER AMERICAN MIDCAP GROWTH PORTFOLIO: The Alger American MidCap Growth Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization between $750 million and $3.5 billion.

     ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO: The Alger American Small Capitalization Portfolio seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization of less than $1 billion. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization of $1 billion or greater and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

INVESCO VARIABLE INVESTMENT FUNDS, INC.

     INVESCO VIF - HIGH YIELD PORTFOLIO: The INVESCO VIF - High Yield Portfolio seeks a high level of current income by investing substantially all of its assets in lower rated bonds and other debt securities and in preferred stock. The Portfolio pursues its investment objective through investment in a variety of long-term, intermediate term, and short-term bonds. Potential capital appreciation is a factor in the selection of investments, but is secondary to the Portfolio's primary objective. The Portfolio invests primarily in lower rated bonds, commonly known as "junk bonds." Investments of this type are subject to greater risks, including default risks, than those found in higher rated securities. See the Portfolio Prospectus for more information on the risks associated with these types of investments.

     INVESCO VIF - INDUSTRIAL INCOME PORTFOLIO: The INVESCO VIF - Industrial Income Portfolio seeks the best possible current income while following sound investment practices. Capital growth potential is an additional, but secondary, consideration in the selection of Portfolio securities. The Portfolio seeks to achieve its investment objective by investing in securities which will provide a relatively high yield and stable return and which, over a period of years, also may provide capital appreciation.

LORD ABBETT SERIES FUND, INC.

     GROWTH & INCOME PORTFOLIO: The Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value. The Portfolio will invest in securities which are selling at reasonable prices in relation to value. The Portfolio will normally invest in common stocks (including securities convertible into common stocks) of large, seasoned companies in sound financial condition, which common stocks are expected to show above-average price appreciation.

THE OFFITBANK VARIABLE INSURANCE FUND, INC.

     OFFITBANK VIF - INVESTMENT GRADE GLOBAL DEBT FUND: The OFFITBANK VIF - Investment Grade Global Debt Fund seeks a competitive fixed-income total investment return combining capital appreciation and capital income. Under normal circumstances, at least 75% of the Fund's total assets will be invested in a wide range of investment grade debt securities issued anywhere in the world, including the United States and denominated in any currency, including U.S. dollars. Up to 25% of the Fund's total assets may be invested in high yield, high risk corporate debt securities and sovereign debt obligations, commonly referred to as "junk bonds", which are considered speculative and subject to certain risks. See The OFFITBANK Variable Insurance Fund, Inc. Prospectus for more information on the risks associated with these types of investments.

     OFFITBANK VIF- TOTAL RETURN FUND: The OFFITBANK VIF - Total Return Fund seeks to maximize total return consistent with preservation of capital and prudent investment management. The Fund will seek to achieve its objective by investing primarily in an internationally diversified portfolio of fixed income securities, of varying maturities. All or a portion of the Fund's total asset may be invested in high yield, high risk corporate debt securities and sovereign debt obligations, commonly referred to as "junk bonds", which are considered speculative and subject to certain risks. See The OFFITBANK Variable Insurance Fund, Inc. Prospectus for more information on the risks associated with these types of investments.

VAN ECK WORLDWIDE INSURANCE TRUST

     WORLDWIDE EMERGING MARKETS FUND: The Worldwide Emerging Markets Fund seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world. The Fund emphasizes countries that, compared to the world's major economies, exhibit relatively low gross national product per capita as well as the potential for rapid economic growth. Emerging countries can be found in regions such as Asia, Latin America, Eastern Europe and Africa. Peregrine Asset Management Limited (Hong
Kong) serves as sub-investment adviser to the Fund. Investing in foreign securities generally involves risks not ordinarily associated with investing in securities of domestic issuers. Purchasers are cautioned to read "Risk Factors" in the Van Eck Worldwide Insurance Trust Prospectus.

     GOLD AND NATURAL RESOURCES FUND: The Gold and Natural Resources Fund seeks long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production and distribution of gold and other natural resources, such as strategic and other metals, minerals, forest products, oil, natural gas and coal. Current income is not an investment objective.

     WORLDWIDE HARD ASSETS FUND: The Worldwide Hard Assets Fund seeks long-term capital appreciation by investing globally, primarily in "Hard Asset Securities." Hard Asset Securities include equity securities of "Hard Asset Companies" and securities, including structured notes, whose value is linked to the price of a Hard Asset commodity or a commodity index. The term "Hard Asset Companies" includes companies that are directly or indirectly (whether through supplier relationships, servicing agreements or otherwise) engaged to a significant extent in the exploration, development, production or distribution of one or more of the following (together "Hard Assets"): (i) precious metals, (ii) ferrous and non-ferrous metals, (iii) gas, petroleum, petrochemicals or other hydrocarbons, (iv) forest products, (v) real estate and (vi) other basic non-agricultural commodities which, historically, have been produced and marketed profitably during periods of significant inflation. Under normal market conditions, the Fund will invest at least 5% of its assets in each of the first five sectors listed above. Income is a secondary consideration.

TOMORROW FUNDS RETIREMENT TRUST

     CORE LARGE-CAP STOCK FUND: The Core Large-Cap Stock Fund seeks to exceed the performance of publicly traded large capitalization stocks in the aggregate, as represented by the Standard & Poor's Index of 500 Common Stocks.

     CORE SMALL-CAP STOCK FUND: The Core Small-Cap Stock Fund seeks to exceed the performance of publicly traded small capitalization stocks in the aggregate, as represented by the Russell 2000 Index.

VOTING RIGHTS

In accordance with its view of present applicable law, the Company will vote the shares of the Eligible Funds held in the Variable Account at special meetings of the shareholders in accordance with instructions received from persons having the voting interest in the Variable Account attributable to that option. The Company will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. None of the Eligible Funds hold regular meetings of shareholders.

The number of shares which a person has a right to vote will be determined as of a date to be chosen by the Company. Voting instructions will be solicited by written communication prior to the meeting.

SUBSTITUTION OF SECURITIES

If the shares of an Eligible Fund (or any Portfolio within an Eligible Fund or any other Eligible Fund or Portfolio), are no longer available for investment by the Variable Account or, if in the judgment of the Company's Board of Directors, further investment in the shares should become inappropriate in view of the purpose of the Contracts or Certificates, the Company may limit further purchase of such shares or may substitute shares of another Eligible Fund or Portfolio for shares already purchased under the Contracts and Certificates. No substitution of securities may take place without prior approval of the Securities and Exchange Commission and under the requirements it may impose.

Shares of the Eligible Funds are issued and redeemed in connection with investments in and payments under certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated. In addition, Tomorrow Funds Retirement Trust, The Alger American Fund and Evergreen Variable Investment Trust offer their shares to qualified pension and retirements plans ("Qualified Plans"). The Eligible Funds do not foresee any disadvantage to Owners or Certificate Owners arising out of the fact that the Eligible Funds offer their shares for products offered by life insurance companies which are not affiliated (or with respect to Tomorrow Funds Retirement Trust, The Alger American Fund and Evergreen Variable Investment Trust, that may offer their shares to Qualified Plans). Nevertheless, the Boards of Trustees or Boards of Directors, as applicable, of the Eligible Funds intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one or more insurance company separate accounts (or Qualified Plans) might withdraw its investments in an Eligible Fund. An irreconcilable conflict might result in the withdrawal of a substantial amount of a Portfolio's assets which could adversely affect such Portfolio's net asset value per share.

                               THE MVA ACCOUNT

In addition to the Sub-Accounts of the Variable Account, Owners and Certificate Owners may also allocate Net Purchase Payments or transfer values to the MVA Account, which is a separate account where the Company guarantees the rate of interest for a specified period.

Net Purchase Payments may be allocated to one or more of the MVA Account Guarantee Period Options. Currently, the Company offers five MVA Account Guarantee Periods - 1 Year, 3 years, 5 years, 7 years and 10 Years. In addition, during the Accumulation Period, Contract Values and Certificate Values can be transferred from the Variable Account to one or more of the MVA Account Guarantee Period Options. There will be an initial Credited Interest Rate for the initial Guarantee Period of the MVA Account. After the initial Guarantee Period, the Credited Interest Rate for any subsequent Guarantee Period of the MVA Account may change. All interest payable under a Contract or Certificate is compounded daily at the stated effective annual interest rate. In no event will the Credited Interest Rate be less than the Minimum Guaranteed Interest Rate, prior to the application of the Market Value Adjustment.

During the thirty (30) days prior to the end of a current Guarantee Period, the Owner or Certificate Owner may, by Written Request or pursuant to a telephone transfer authorization, elect to renew for the same or any other Guarantee Period then available at the then Credited Interest Rate or may elect to transfer all or a portion of the amount to the Variable Account. Any transfer elected during the thirty (30) days prior to the end of a current Guarantee Period will be made as of the date the request is received by the Company and will not be subject to the Market Value Adjustment.

If the Owner or Certificate Owner does not specify a Guarantee Period at the time of renewal, the Company will select and transfer to the same Guarantee Period as has just expired, so long as such Guarantee Period does not extend beyond the latest Annuity Date that can be selected by an Owner or Certificate Owner. If such Guarantee Period does extend beyond the latest Annuity Date, the Company will choose the one year period. If there is no Guarantee Period for the same period available, the one year period will be selected. If the one year period is no longer available, the next longest period available will be selected.

The Owner or Certificate Owner may elect one or more Guarantee Periods subject to the Company's underwriting rules. Multiple Guarantee Periods are treated separately for purposes of applying the Market Value Adjustment. The Company reserves the right to credit different Credited Interest Rates to the Owner's Contract Value or the Certificate Owner's Certificate Value attributable to:

     1.  different Guarantee Periods; and

     2.  Guarantee Periods of the same duration with different Effective
         Dates.

The Owner or Certificate Owner may upon Written Request or pursuant to a telephone transfer authorization change to any Guarantee Period then being offered by the Company with respect to contracts and certificates of this type and class. The Market Value Adjustment will apply to a change made at any time other than at the end of a Guarantee Period. The Market Value Adjustment will not apply to a change made at the end of a Guarantee Period if a Written Request or a telephone transfer authorization is received by the Company within thirty (30) days prior to the end of the Guarantee Period. The Market Value Adjustment will be an addition to or deduction from the remaining amount of Contract Value or the Certificate Owner's Certificate Value except in the case of a full surrender in which case the Market Value Adjustment will be an addition to or deduction from the amount surrendered.

Any amount withdrawn, transferred or annuitized prior to the end of that Guarantee Period may be subject to a Market Value Adjustment. Owners and Certificate Owners bear the risk that amounts reallocated within, or prematurely withdrawn, transferred or annuitized from the MVA Account prior to the end of their respective Guarantee Period could result in the Owner or Certificate Owner receiving less than the Purchase Payments or amounts so allocated. The Market Value Adjustment will be calculated by multiplying the amount withdrawn, transferred or annuitized by the formula set forth below.

There will be no Market Value Adjustment on withdrawals from the MVA Account in the following situations: (1) payment of a death benefit under the Contract or Certificate; (2) amounts withdrawn to pay fees or charges; (3) amounts withdrawn or transferred from the MVA Account within 30 days prior to the end of the Guarantee Period; (4) if an Owner/Certificate Owner annuitizes his/her Contract/Certificate under an Annuity Option providing for at least 60 monthly Annuity Payments; and (5) withdrawals once each Contract or Certificate Year, after the first year in such Guarantee Period, of up to a total of 10% of each Guarantee Period. See Appendix B for examples of the application of the Market Value Adjustment.

     The Market Value Adjustment factor is equal to:


             ( 1 + A )  N/365
           (___________)        - 1
             ( 1 + B )





    where:  A =  the U.S. Treasury rate in effect at the beginning of the Guarantee Period for the length of the Guarantee
                 Period selected.

            B = the current U.S. Treasury rate as of the transaction date plus .005. Treasury rate period is determined by N/365 rounded to the next highest year.

            N =  Number of days remaining in the MVA Guarantee Period.



If the Treasury rate is not available for the period, the rate will be arrived at by interpolation.

WITHDRAWALS, TRANSFERS OR ANNUITIZATION OF AMOUNTS FROM A GUARANTEE PERIOD PRIOR TO THE END OF THAT GUARANTEE PERIOD MAY BE SUBJECT TO A MARKET VALUE ADJUSTMENT. THE MARKET VALUE ADJUSTMENT MAY BE POSITIVE OR NEGATIVE AND MAY RESULT IN THE OWNER OR CERTIFICATE OWNER RECEIVING LESS THAN HIS OR HER PURCHASE PAYMENT OR CONTRACT VALUE OR CERTIFICATE OWNER'S CERTIFICATE VALUE ALLOCATED TO THE MVA ACCOUNT.

                            CHARGES AND DEDUCTIONS

Various charges and deductions are made from Owner's Contract Value and Certificate Owners' Certificate Value, the Variable Account and the MVA Account. These charges and deductions are:

DEDUCTION FOR MORTALITY AND EXPENSE RISK CHARGE

Each Valuation Period, the Company deducts a Mortality and Expense Risk Charge from the Variable Account which is equal, on an annual basis, to 1.15% of the average daily net asset value of each Sub-Account of the Variable Account. The Company may increase this charge, but it will not exceed 1.25% of the average daily net asset value of the Variable Account. In the event of an increase, the Company will give Owners and Certificate Owners 90 days prior notice of the increase. The mortality risks assumed by the Company arise from its contractual obligation to make Annuity Payments after the Annuity Date (determined in accordance with the Annuity Option chosen by the Owner/Certificate Owner) regardless of how long all Annuitants live. This assures that neither an Annuitant's own longevity, nor an improvement in life expectancy greater than that anticipated in the mortality tables, will have any adverse effect on the Annuity Payments the Annuitant will receive under the Contract/Certificate. Further, the Company bears a mortality risk in that it guarantees the annuity purchase rates for the Annuity Options under the Contracts and Certificates. Also, the Company bears a mortality risk with respect to the death benefit. The expense risk assumed by the Company is that all actual expenses involved in administering the Contracts and Certificates, including Contract and Certificate maintenance costs, administrative costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees and the costs of other services may exceed the amount recovered from the Contract and Certificate Maintenance Charges and the Administrative Charge.

If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be a profit to the Company. The Company expects a profit from this charge.

DEDUCTION FOR ADMINISTRATIVE CHARGE

Each Valuation Period, the Company deducts an Administrative Charge from the Variable Account which is equal, on an annual basis, to .15% of the average daily net asset value of each Sub-Account of the Variable Account. However, the Company may increase this charge, but it will not exceed .25% of the average daily net asset value of the Variable Account. The Company will give Owners/Certificate Owners 90 days notice before any increase is implemented. This charge, together with the Contract and Certificate Maintenance Charges
(see below), is to reimburse the Company for the expenses it incurs in the establishment and maintenance of the Contracts, Certificates and the Variable Account. These expenses include but are not limited to: preparation of the Contracts and Certificates, confirmations, annual reports and statements, maintenance of Owner and Certificate Owner records, maintenance of Variable Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Owner and Certificate Owner servicing and all accounting, valuation, regulatory and reporting requirements. Since this charge is an asset-based charge, the amount of the charge attributable to a particular Contract or Certificate may have no relationship to the administrative costs actually incurred by that Contract or Certificate. The Company does not intend to profit from this charge. This charge will be reduced to the extent that the amount of this charge is in excess of that necessary to reimburse the Company for its administrative expenses.

DEDUCTION FOR CONTRACT AND CERTIFICATE MAINTENANCE CHARGES

During the Accumulation Period, on each Contract or Certificate Anniversary, the Company deducts a Contract or Certificate Maintenance Charge from the Owner's Contract Value or the Certificate Owner's Certificate Value by reducing the Owner's Contract Value/Certificate Owner's Certificate Value in the MVA Account and by canceling Accumulation Units from each applicable Sub-Account of the Variable Account to reimburse it for expenses relating to the maintenance of the Contracts and Certificates. The Company makes a deduction of $30.00 each Contract or Certificate Year. However, during the Accumulation Period if the Owner's Contract Value or the Certificate Owner's Certificate Value on the Contract or Certificate Anniversary is at least $25,000, then no Contract or Certificate Maintenance Charges are deducted. If a total withdrawal is made on other than a Contract or Certificate Anniversary and the Owner's Contract Value or the Certificate Owner's Certificate Value for the Valuation Period during which the total withdrawal is made is less than $25,000, the full Contract or Certificate Maintenance Charge will be deducted at the time of the total withdrawal. During the Annuity Period, no Contract or Certificate Maintenance Charge is deducted. The Contract and Certificate Maintenance Charges will be deducted from the Sub-Account or MVA Account with the largest balance. The Company has set this charge at a level so that, when considered in conjunction with the Administrative Charge (see above), it will not make a profit from the charges assessed for administration.

DEDUCTION FOR TRANSFER FEE

An Owner/Certificate Owner may transfer all or part of the Owner's/Certificate Owner's interest in a Sub-Account or the MVA Account (subject to the MVA Account provisions) after the expiration of any Right to Examine Period, without the imposition of any fee or charge if there have been no more than the number of free transfers made. An Owner/Certificate Owner may make one transfer every 30 days without the imposition of the Transfer Fee during the Accumulation Period and may make four transfers per Contract/Certificate Year during the Annuity Period without the imposition of the Transfer Fee. The Transfer Fee is the lesser of $25 or 2% of the amount transferred. The Transfer Fee is deducted from the Account which is the source of the transfer. However, if the Owner's or Certificate Owner's entire interest in an Account is being transferred, the Transfer Fee will be deducted from the amount which is transferred. If there are multiple source Accounts, the Transfer Fee will be allocated to the Sub-Account or MVA Account with the largest balance involved in the transfer transaction. A transfer made at the end of the Right to Examine Period from the Money Market Sub-Account will not count in determining the application of the Transfer Fee. If the Owner or Certificate Owner is participating in an approved Dollar Cost Averaging Program or Rebalancing Program, such transfers are not counted toward the number of transfers for the year and are not taken into account in determining any Transfer Fee. All reallocations made on the same day count as one transfer for purposes of determining the Transfer Fee.

DEDUCTION FOR PREMIUM AND OTHER TAXES

Any taxes, including any Premium Taxes, paid to any governmental entity relating to the Contracts and Certificates may be deducted from Purchase Payments or Contract Values or Certificate Owner's Certificate Value when incurred. The Company will, in its sole discretion, determine when taxes have resulted from: the investment experience of the Variable Account; receipt by the Company of the Purchase Payments; or commencement of Annuity Payments.
The Company may, at its sole discretion, pay taxes when due and deduct that amount from the Contract Value or Certificate Owner's Certificate Value at a later date. Payment at an earlier date does not waive any right the Company may have to deduct amounts at a later date. The Company's current practice is to deduct such taxes from an Owner's Contract Value/Certificate Owner's Certificate Value at the time Annuity Payments begin or from amounts that are withdrawn. Premium taxes currently range from 0% to 3.5%.

While the Company is not currently maintaining a provision for federal income taxes with respect to the Variable Account, the Company has reserved the right to establish a provision for the deductions of income taxes from the Variable Account if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Variable Account.

The Company will deduct any withholding taxes required by applicable law. (See "Tax Status - Income Tax Withholding.")

DEDUCTION FOR EXPENSES OF THE ELIGIBLE FUNDS

There are other deductions from and expenses (including management fees paid to the Advisers) paid out of the assets of the Eligible Funds which are described in the Prospectuses for the Eligible Funds.

                        THE CONTRACTS AND CERTIFICATES

OWNER/CERTIFICATE OWNER

The Owner or Certificate Owner has all interest and rights to amounts held in his or her Contract/Certificate. The Owner or Certificate Owner is the person designated as such on the Issue Date/Certificate Issue Date, unless changed.

The Owner/Certificate Owner may change owners of the Contract/Certificate at any time by Written Request. A change of Owner or Certificate Owner will automatically revoke any prior designation of Owner/Certificate Owner. The change will become effective as of the date the Written Request is signed. The Company will not be liable for any payment made or action taken before it records the change.

JOINT OWNERS/JOINT CERTIFICATE OWNERS

The Contract can be owned by Joint Owners. A Certificate may be owned by Joint Certificate Owners. If Joint Owners or Joint Certificate Owners are named, any Joint Owner or Joint Certificate Owner must be the spouse of the other Owner or Joint Certificate Owner. Upon the death of either Owner/ Certificate Owner, the surviving Joint Owner/surviving Joint Certificate Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated in a Written Request.

GROUP CONTRACT OWNER

The Group Contract Owner has title to the Group Contract. The Group Contract and any amounts accumulated thereunder are not subject to the claims of the Group Contract Owner nor any of its creditors. The Group Contract Owner may transfer ownership of the Group Contract. Any transfer of ownership terminates the interest of any existing Group Contract Owner. It does not change the rights of any Certificate Owner.

ANNUITANT

The Annuitant is the person on whose life Annuity Payments are based. The Annuitant is the person designated by the Owner/Certificate Owner at the Issue Date/Certificate Issue Date, unless changed prior to the Annuity Date. The Owner/Certificate Owner may not change the Annuitant except in the event that the Annuitant dies prior to the Annuity Date. If no new Annuitant is designated by the Owner/Certificate Owner within 30 days, the Owner/Certificate Owner becomes the Annuitant. The Annuitant may not be changed in a Contract/Certificate which is owned by a non-natural person. Any change of Annuitant is subject to the Company's underwriting rules then in effect. A Written Request specifying the change of Annuitant must be provided to the Administrative Office.

ASSIGNMENT

A Written Request specifying the terms of an assignment of the Contract or Certificate must be provided to the Administrative Office. The Company will not be liable for any payment made or action taken before it records the assignment.

The Company will not be responsible for the validity or tax consequences of any assignment. Any assignment made after the death benefit has become payable will be valid only with the Company's consent.

If the Contract or Certificate is assigned, the Owner's or Certificate Owner's rights may only be exercised with the consent of the assignee of record.

If the Contract or Certificate is issued pursuant to a retirement plan which receives favorable tax treatment under the provisions of Sections 403(b) or 408 of the Code, it may not be assigned, pledged or otherwise transferred except as may be allowed under applicable law.

           PURCHASE PAYMENTS, CONTRACT VALUE AND CERTIFICATE VALUE

PURCHASE PAYMENT

The initial Purchase Payment is due on the Issue Date/Certificate Issue Date. The minimum initial Purchase Payment is $50,000 (except for Qualified Contracts and Certificates, the minimum initial Purchase Payment is $10,000). The minimum subsequent Purchase Payment is $1,000, or if the automatic premium check option is elected $250 monthly. The maximum total Purchase Payments the Company will accept without Company approval is $1,000,000. The Company reserves the right to change these Purchase Payment requirements. The Company reserves the right to reject any Application or Purchase Payment.

ALLOCATION OF PURCHASE PAYMENTS

Net Purchase Payments are allocated to MVA Account Guarantee Period Option(s) and/or to one or more Sub-Account(s) of the Variable Account in accordance with the selections made by the Owner/Certificate Owner. THE MVA ACCOUNT WILL BE AVAILABLE ON OR ABOUT OCTOBER 1, 1996 (check with your representative regarding availability). The Company has reserved the right, under certain circumstances, to allocate initial Purchase Payments to the Money Market Sub-Account (except those allocated to the MVA Account) until the expiration of the Right to Examine Period. In the event that the Company does so allocate initial Purchase Payments to the Money Market Sub-Account, at the end of the Right to Examine Period, the Contract Value/Certificate Value allocated to the Money Market Sub-Account will be allocated to the Sub-Account(s) selected by the Owner/Certificate Owner. Currently, however, the Company will allocate the initial Purchase Payment directly to the Sub-Account(s) and/or the MVA Account, as selected by the Owner/Certificate Owner. The allocation of the initial Net Purchase Payment is made in accordance with the selection made by the Owner or Certificate Owner at the Issue Date or Certificate Issue Date. Unless otherwise changed by the Owner or Certificate Owner, subsequent Net Purchase Payments are allocated in the same manner selected by the Owner/Certificate Owner for the initial Net Purchase Payment. Allocation of the Net Purchase Payment is subject to the terms and conditions imposed by the Company. Currently, the Owner or Certificate Owner can select 15 Sub-Accounts of the Variable Account and the MVA Account(SUBJECT TO THE MVA ACCOUNT AVAILABILITY). The Company reserves the right to change this in the future. Allocations must be in whole percentages with a minimum allocation of 1%. The minimum amount which can be allocated to a Guarantee Period Option is $2,000. The Company has reserved the right to change this minimum.

For initial Net Purchase Payments, if the forms required to issue a Contract/Certificate are in good order, the Company will apply the Net Purchase Payment to the Variable Account and credit the Contract/Certificate with Accumulation Units and/or to the MVA Account and credit the Contract/Certificate with dollars within two business days of receipt.

In addition to the underwriting requirements of the Company, good order means that the Company has received federal funds (monies credited to a bank's account with its regional Federal Reserve Bank). If the forms required to issue a Contract or Certificate are not in good order, the Company will attempt to get them in good order or the Company will return the forms and the Purchase Payment within five business days. The Company will not retain the Purchase Payment for more than five business days while processing incomplete forms unless it has been so authorized by the purchaser. For subsequent Net Purchase Payments, the Company will apply Net Purchase Payments to the Variable Account and credit the Contract or Certificate with Accumulation Units and/or to the MVA Account and credit the Contract or Certificate with dollars as of the end of the Valuation Period during which the Purchase Payment was received.

DOLLAR COST AVERAGING

Dollar Cost Averaging is a program which, if elected in writing, permits an Owner or Certificate Owner to systematically transfer amounts monthly, quarterly, semi-annually or annually during the Accumulation Period from the Money Market Sub-Account to one or more of the other Sub-Accounts. By allocating amounts on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner or Certificate Owner may be less susceptible to the impact of market fluctuations. A minimum of $2,000 must be in the Money Market Sub-Account when Dollar Cost Averaging begins (the Company reserves the right to change this amount). If the amount to be transferred pursuant to Dollar cost Averaging exceeds the Contract Value/Certificate Value, the total balance in the Money Market Sub-Account will be transferred. Currently, an Owner or Certificate Owner may select up to 15 Sub-Accounts for Dollar Cost Averaging.

There is no current charge for participating in the Dollar Cost Averaging Program. However, the Company reserves the right to charge for Dollar Cost Averaging in the future. Transfers made pursuant to the Dollar Cost Averaging Program will occur on the first business day of the month. Dollar Cost Averaging will discontinue when the Contract Value/Certificate Value in the Money Market Sub-Account is zero. The Company will notify Owners/Certificate Owners when the Dollar Cost Averaging Program is discontinued. The minimum duration of participation in the Dollar Cost Averaging Program is currently 6 to 60 months. Transfers made pursuant to the Dollar Cost Averaging program are not taken into account in determining any Transfer Fee. An Owner or Certificate Owner participating in the Dollar Cost Averaging Program may not also participate in the Systematic Withdrawal Program. The Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify its Dollar Cost Averaging program.

REBALANCING

Rebalancing is a program, which if elected, provides for periodic pre-authorized automatic transfers during the Accumulation Period among the Sub-Accounts pursuant to written instructions from the Owner or Certificate Owner. Such transfers are made to maintain a particular percentage allocation among the Portfolios as selected by the Owner or Certificate Owner. Any amounts in the MVA Account will not be transferred pursuant to the Rebalancing Program. The Contract Value/Certificate Value must be at least $5,000 to have transfers made pursuant to the Program. Any transfer made pursuant to the Rebalancing Program must be in whole percentages in one (1%) percent allocation increments. The maximum number of Sub-Accounts which can be used for rebalancing is fifteen (15). An Owner or Certificate Owner may select that Rebalancing occur on a quarterly, semi-annual or annual basis. Rebalancing will occur on the date requested by the Owner or Certificate Owner. Transfers made pursuant to the Rebalancing Program are not taken into account in determining any Transfer Fee. There is no fee for participating in the Rebalancing Program. The Company reserves the right to terminate, modify or suspend its Rebalancing Program at any time.

CONTRACT VALUE

The Contract Value for any Valuation Period is the sum of the Contract Value in each of the Sub-Accounts of the Variable Account and the Contract Value in the MVA Account.

The Contract Value in a Sub-Account of the Variable Account is determined by multiplying the number of Accumulation Units allocated to the Contract Value for the Sub-Account by the Accumulation Unit value.

Withdrawals will result in the cancellation of Accumulation Units in a Sub-Account or a reduction in the MVA Account, as applicable.

CERTIFICATE VALUE

The Certificate Value for any Valuation Period is the sum of the Certificate Value in each of the Sub-Accounts of the Variable Account and the Certificate Value in the MVA Account.

The Certificate Value in a Sub-Account of the Variable Account is determined by multiplying the number of Accumulation Units allocated to the Certificate Value for the Sub-Account by the Accumulation Unit Value.

Withdrawals will result in the cancellation of Accumulation Units in a Sub-Account or a reduction in the MVA Account, as applicable.

ACCUMULATION UNITS

Accumulation Units will be used to account for all amounts allocated to or withdrawn from the Sub-Accounts of the Variable Account as a result of Net Purchase Payments, withdrawals, transfers, or fees and charges. The Company will determine the number of Accumulation Units of a Sub-Account purchased or canceled. This will be done by dividing the amount allocated to (or the amount withdrawn from) the Sub-Account by the dollar value of one Accumulation Unit of the Sub-Account as of the end of the Valuation Period during which the request for the transaction is received at the Administrative Office.

ACCUMULATION UNIT VALUE

The Accumulation Unit Value for each Sub-Account was arbitrarily set initially at $10. Subsequent Accumulation Unit Values for each Sub-Account are determined by multiplying the Accumulation Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account for the current period.

The Net Investment Factor for each Sub-Account is determined by dividing A by B and subtracting C where:






     A is (i) the net asset value per share of the Eligible Fund or Portfolio of an Eligible Fund held by the Sub-Account for the current
           Valuation Period; plus

           (ii) any dividend or capital gains per share declared on behalf of such Eligible Fund or Portfolio that has an ex-dividend date within the current Valuation Period; plus

           (iii) a charge factor, if any, for taxes or any tax reserve established by the Company as a result of the operation or maintenance of the Sub-Account.

     B is the net asset value per share of the Eligible Fund or Portfolio held by the Sub-Account for the immediately preceding Valuation
           Period.

     C is the Valuation Period equivalent of the per month Mortality and Expense Risk Charge and for the Administrative Charge.



The Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period.

                                  TRANSFERS

TRANSFERS DURING THE ACCUMULATION PERIOD

Subject to any limitation imposed by the Company on the number of transfers that can be made during the Accumulation Period, the Owner or Certificate Owner may transfer all or part of the Contract Value or Certificate Value in a Sub-Account of the Variable Account or the MVA Account by Written Request. Currently, Owners and Certificate Owners may make an unlimited number of transfers during the Accumulation Period. All transfers are subject to the following:

     1. If more than the number of free transfers have been made in a Contract or Certificate Year, the Company will deduct a Transfer Fee for each subsequent transfer permitted. Currently, an Owner or Certificate Owner may make one transfer every 30 days free. The Transfer Fee is the lesser of $25 or 2% of the amount transferred. The Transfer Fee is deducted from the Account which is the source of the transfer. However, if the Owner's or Certificate Owner's entire interest in an Account is being transferred, the Transfer Fee will be deducted from the amount which is transferred. If there are multiple source Accounts, the Transfer Fee will be allocated to the Sub-Account or MVA Account with the largest balance involved in the transfer transaction. Any transfers made pursuant to the Dollar Cost Averaging Program or Rebalancing Program will not be counted in determining the application of the Transfer Fee. All reallocations on the same day count as one transfer.

     2. The minimum amount which can be transferred is $500 (from any Sub-Account or any Guarantee Period in the MVA Account) or the Owner's or Certificate Owner's entire interest in the Sub-Account or the Guarantee Period, if less. The Company reserves the right to change this amount. This requirement is waived if the transfer is made pursuant to the Dollar Cost Averaging or Rebalancing Programs. The minimum amount which must remain in each Account after a transfer is $500 per Sub-Account or a Guarantee Period in the MVA Account, or $0 if the entire amount in any Sub-Account or a Guarantee Period in the MVA Account is transferred. The Company reserves the right to change this amount.

     3. The Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

Transfers must be made by written authorization from the Owner/Certificate Owner or from the person acting for the Owner or Certificate Owner as an attorney-in-fact under a power-of-attorney if permitted by state law. By authorizing the Company to accept telephone transfer instructions, the Owner/Certificate Owner agrees to accept and be bound by the conditions and procedures established by the Company from time to time. The Company has instituted reasonable procedures to confirm that any instructions communicated by telephone are genuine. All telephone calls will be recorded, and the caller will be asked to produce the Owner/Certificate Owner's personalized data prior to the Company initiating any transfer requests by telephone. Additionally, as with other transactions, the Owner/Certificate Owner will receive a written confirmation of the transfer. If reasonable procedures are employed, neither the Company nor GARCO Equity Sales, Inc. will be liable for following telephone instructions which it reasonably believes to be genuine. Written transfer requests may be made by a person acting for the Owner or Certificate Owner as an attorney-in-fact under a power-of-attorney.

Neither the Variable Account nor the Eligible Funds are designed for professional market timing organizations or other entities using programmed and frequent transfers. A pattern of exchanges that coincides with a "market timing" strategy may be disruptive to a Portfolio. The Company reserves the right to restrict the transfer privilege or reject any specific Purchase Payment allocation request for any person whose transactions seem to follow a timing pattern.

TRANSFERS DURING THE ANNUITY PERIOD

Subject to any limitations imposed by the Company on the number of transfers that can be made during the Annuity Period, the Owner or Certificate Owner may transfer Contract Values or Certificate Values by Written Request. Currently, Owners and Certificate Owners may make four transfers per Contract/Certificate Year during the Annuity Period. All transfers during the Annuity Period are subject to the following:

     1. Transfers may be made upon written notice to the Company at least 30 days before the due date of the first Annuity Payment for which the change will apply. Transfers will be made by converting the number of Annuity Units being transferred to the number of Annuity Units of the Sub-Account to which the transfer is made, so that the next Annuity Payment, if it were made at that time would be the same amount that it would have been without the transfer. Thereafter Annuity Payments will reflect changes in the value of the new Annuity Units.

     2. If more than the number of free transfers have been made in a Contract/Certificate Year, the Company will deduct a Transfer Fee for each subsequent transfer permitted. Currently, the four transfers per Contract/Certificate Year permitted during the Annuity Period are free. The Transfer Fee is the lesser of $25 or 2% of the amount transferred. The Transfer Fee is deducted from the Account which is the source of the transfer. However, if the Owner's or Certificate Owner's entire interest in an Account is being transferred, the Transfer Fee will be deducted from the amount which is transferred. If there are multiple source Accounts, the Transfer Fee will be allocated to the Sub-Account or MVA Account with the largest balance involved in the transfer transaction. All reallocations on the same day count as one transfer.

     3. The minimum amount which can be transferred is $500 (from any Sub-Account) or the Owner's/Certificate Owner's entire interest in the
Sub-Account,  if  less.   The minimum amount which must remain in each Account
after a transfer is $500 per Sub-Account, or $0 if the entire amount in any Sub-Account is transferred.

     4. No transfers can be made between the General Account and the Variable Account. Transfers may only be made among the Sub-Accounts.

     5. The Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

                                 WITHDRAWALS

During the Accumulation Period, the Owner or Certificate Owner may, upon a Written Request, make total or partial withdrawals of the Contract Withdrawal Value or Certificate Withdrawal Value.

The Owner/Certificate Owner must specify by Written Request which Sub-Account of the Variable Account or Guarantee Period of the MVA Account, as applicable, is the source of the partial withdrawal.

A withdrawal from the MVA Account may be subject to a Market Value Adjustment.

The Company will pay the amount of any withdrawal from the Variable Account within seven (7) days of receipt of a request in good order unless the Suspension or Deferral of Payments provision is in effect.

Each partial withdrawal must be for at least $500 from each Sub-Account and each Guarantee Period of the MVA Account (unless the withdrawal is made pursuant to the Systematic Withdrawal Option). The minimum Contract Value or Certificate Value which must remain in the Contract or Certificate after a partial withdrawal is $500. The minimum Contract Value or Certificate Value which must remain in any Sub-Account after a partial withdrawal is $500.

Certain tax withdrawal penalties and restrictions may apply to withdrawals from the Contracts and Certificates. (See "Tax Status"). For Contracts/ Certificates purchased in connection with 403(b) plans, the Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner/Certificate Owner: (1) attains age 59 1/2;
(2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value or Certificate Owner's Certificate Value which represents contributions made pursuant to a salary reduction agreement by the Owner/Certificate Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or transfers between certain Qualified Plans. Owners and Certificate Owners should consult their own tax counsel or other tax adviser regarding any distributions.

SYSTEMATIC WITHDRAWAL PROGRAM

The Company offers a Systematic Withdrawal Program which enables an Owner or Certificate Owner to pre-authorize by Written Request a periodic exercise of the contractual withdrawal rights described above. The Systematic Withdrawal Program is available if the Contract Value or Certificate Value is at least $5,000 as of the Valuation Date this option is requested (the Company reserves the right to change this requirement). Each withdrawal pursuant to the Systematic Withdrawal Program must be for at least $100. Systematic withdrawals may be made from any Sub-Account of the Variable Account. Systematic withdrawals cannot be made from the MVA Account.
Owners/Certificate Owners must specify from which Sub-Accounts the withdrawals are to be made. The amount of the withdrawal must be specified as a percentage of Contract Value or Certificate Value or in round dollars. Withdrawals may be scheduled monthly, quarterly, semi-annually or annually. The standard date of the month for withdrawals is the last day of the month. The Owner, the Certificate Owner or the Company may terminate systematic withdrawals at any time and may reinstate the program at any time by completing the appropriate forms. Systematic withdrawals will terminate if the Owner/Certificate Owner makes a partial withdrawal outside the program and the remaining Contract/Certificate Value or Certificate Value is less than $5,000. The Systematic Withdrawal Option can be exercised at any time, including during the first Contract/Certificate Year. There is currently no charge for systematic withdrawals. An Owner or Certificate Owner participating in the Systematic Withdrawal Program may not also participate in the Dollar Cost Averaging Program.

Systematic withdrawals are available for Qualified and Non-Qualified Contracts and Certificates. (See "Tax Status - Tax Treatment of Withdrawals - Non-Qualified Contracts and Certificates.") Certain tax penalties and restrictions may apply to systematic withdrawals from the Contracts and Certificates. (See "Tax Status - Tax Treatment of Withdrawals -Qualified Contracts and Certificates".)

SUSPENSION OR DEFERRAL OF PAYMENTS

The Company reserves the right to suspend or postpone payments from the Variable Account for a withdrawal or transfer for any period when:

     1. The New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.  Trading on the New York Stock Exchange is restricted;

     3. An emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets; or

     4. During any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners or Certificate Owners;

provided that applicable rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions described in (2) and (3) exist.

The Company further reserves the right to postpone payments from the MVA Account for a period of up to six months.

                          PROCEEDS PAYABLE ON DEATH

DEATH OF OWNER OR CERTIFICATE OWNER DURING THE ACCUMULATION PERIOD

Upon the death of the Owner or Certificate Owner, or any Joint Owner or Joint Certificate Owner during the Accumulation Period, the death benefit will be paid to the Beneficiary(ies) designated by the Owner or Certificate Owner. Upon the death of any Joint Owner or Joint Certificate Owner, the surviving Joint Owner or Joint Certificate Owner, if any, will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.

A Beneficiary may request that the death benefit be paid under one of the Death Benefit Options below. If the Beneficiary is the spouse of the Owner or Certificate Owner, he or she may elect to continue the Contract or Certificate at the then current Contract Value or Certificate Value in his or her own name and exercise all the Owner's or Certificate Owner's rights under the Contract or Certificate.

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD

Prior to the Owner/Certificate Owner attaining Age 80, the death benefit will be the greater of: (i) the Purchase Payments, less any withdrawals; or (ii) the Contract Value/Certificate Value determined as of the end of the Valuation Period during which the Company receives both due proof of death and an election for the payment method. If the death occurs after Age 80, the death benefit will be the Contract Value/Certificate Value determined as of the end of the Valuation Period during which the Company receives both due proof of death and an election for the payment method.

DEATH BENEFIT OPTIONS DURING THE ACCUMULATION PERIOD

A non-spousal Beneficiary must elect the death benefit to be paid under one of the following options in the event of the death of the Owner or Certificate Owner during the Accumulation Period:

     OPTION 1  -  lump sum payment of the death benefit; or

     OPTION 2 - payment of the entire death benefit within 5 years of the date of the death of the Owner/Certificate Owner or any Joint Owner/Joint Certificate Owner; or

     OPTION 3 - payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning within one year of the date of death of the Owner/Certificate Owner or any Joint Owner/Joint Certificate Owner.

Any portion of the death benefit not applied under Option 3 within one year of the date of the Owner's or Certificate Owner's death, must be distributed within five years of the date of death.

A spousal Beneficiary may elect to continue the Contract or Certificate in his or her own name at the then current Contract Value or Certificate Value, elect a lump sum payment of the death benefit or apply the death benefit to an Annuity Option.

If a lump sum payment is requested, the amount will be paid within seven (7) days of receipt of proof of death and the election, unless the Suspension or Deferral of Payments provision is in effect.

Payment to the Beneficiary, other than in a lump sum, may only be elected during the sixty-day period beginning with the date of receipt of proof of death.

DEATH OF OWNER/CERTIFICATE OWNER DURING THE ANNUITY PERIOD

If the Owner/Certificate Owner or any Joint Owner/Joint Certificate Owner, who is not the Annuitant, dies during the Annuity Period, any remaining payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at such Owner's/Certificate Owner's or Joint Owner's/Joint Certificate Owner's death. Upon the death of any Owner/Certificate Owner during the Annuity Period, the Beneficiary becomes the Owner/Certificate Owner. Upon the death of any Joint Owner/Joint Certificate Owner during the Annuity Period, the surviving Joint Owner/Joint Certificate Owner, if any, will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.

DEATH OF ANNUITANT

Upon the death during the Accumulation Period of the Annuitant who is not the Owner or Certificate Owner, the Owner/Certificate Owner may designate a new Annuitant, subject to the Company's underwriting rules then in effect. If no designation is made within 30 days of the death of the Annuitant, the Owner or Certificate Owner will become the Annuitant. If the Owner or Certificate Owner is a non-natural person, the death of the Annuitant will be treated as the death of the Owner or Certificate Owner and a new Annuitant may not be designated.

Upon the death of the Annuitant during the Annuity Period, the death benefit, if any, will be as specified in the Annuity Option elected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

PAYMENT OF DEATH BENEFIT

The Company will require due proof of death before any death benefit is paid. Due proof of death will be:

     1.  a certified death certificate; or

     2. a certified decree of a court of competent jurisdiction as to the finding of death; or

     3.  any other proof satisfactory to the Company.

All death benefits will be paid in accordance with applicable law or regulations governing death benefit payments.

BENEFICIARY

The Beneficiary designation in effect on the Issue Date/Certificate Issue Date will remain in effect until changed. The Beneficiary is entitled to receive the benefits to be paid at the death of the Owner/Certificate Owner. Unless the Owner/Certificate Owner provides otherwise, the death benefit will be paid in equal shares to the survivor(s) as follows:

     1. to the primary Beneficiary(ies) who survive the Owner's/Certificate Holder's and/or the Annuitant's death, as applicable; or if there are none

     2. to the contingent Beneficiary(ies) who survive the Owner's/Certificate Owner's and/or the Annuitant's death, as applicable; or if there are none

     3.  to the estate of the Owner/Certificate Owner.

CHANGE OF BENEFICIARY

Subject to the rights of any irrevocable Beneficiary(ies), the Owner/Certificate Owner may change the primary Beneficiary(ies) or contingent Beneficiary(ies). Any change may be made by Written Request. The change will take effect as of the date the Written Request is signed. The Company will not be liable for any payment made or action taken before it records the change.

                              ANNUITY PROVISIONS

GENERAL

On the Annuity Date, the Adjusted Contract Value or Adjusted Certificate Value, as applicable, will be applied under the Annuity Option selected by the Owner or Certificate Owner. The Owner/Certificate Owner may elect to have the Contract Value/Certificate Value applied to provide a Fixed Annuity, a Variable Annuity or a combination Fixed and Variable Annuity. If a combination is elected, the Owner/Certificate Owner must specify what part of the Contract Value/Certificate Value is to be applied to the Fixed and Variable Options.

ANNUITY DATE

The Annuity Date is selected by the Owner/Certificate Owner at the Issue Date/Certificate Issue Date. The Annuity Date must be the first day of a calendar month and must be at least 90 days after the Issue Date/Certificate Issue Date. The Annuity Date may not be later than the earlier of when the Annuitant reaches attained Age 90 or the maximum date permitted under state law.

Prior to the Annuity Date, the Owner/Certificate Owner, subject to the above, may change the Annuity Date by Written Request. Any change must be requested at least thirty (30) days prior to the new Annuity Date.

SELECTION OR CHANGE OF AN ANNUITY OPTION

An Annuity Option may be selected by Written Request by the Owner/Certificate Owner. If no Annuity Option is selected, Option 2 with 120 monthly payments guaranteed will automatically be applied. Unless specified otherwise, that portion of the Adjusted Contract Value or Adjusted Certificate Value allocated to the Variable Account shall be used to provide a Variable Annuity and that portion of the Adjusted Contract Value or Adjusted Certificate Value allocated to the MVA Account will be used to provide a Fixed Annuity. Prior to the Annuity Date, the Owner or Certificate Owner can change the Annuity Option selected by Written Request. Any change must be requested at least thirty
(30) days prior to the Annuity Date.

FREQUENCY AND AMOUNT OF ANNUITY PAYMENTS

Annuity Payments are paid in monthly installments. The Adjusted Contract Value/Adjusted Certificate Value is applied to the Annuity Table for the Annuity Option selected. If the Adjusted Contract Value/Adjusted Certificate Value to be applied under an Annuity Option is less than $5,000, the Company reserves the right to make a lump sum payment in lieu of Annuity Payments. If the Annuity Payment would be or become less than $50, the Company reserves the right to reduce the frequency of payments to an interval which will result in each payment being at least $50.

The Mortality and Expense Risk Charge is assessed during both the Accumulation Period and Annuity Period. The Company will continue to assess the Mortality and Expense Risk Charge during payment of an Annuity Option that does not involve a life contingency even though the Company no longer bears any mortality risk on such payment obligation.

ANNUITY OPTIONS

The following Annuity Options or any other Annuity Option acceptable to the Company may be selected:

     OPTION 1. LIFETIME ONLY ANNUITY : The Company will make monthly payments during the life of the Annuitant. If this option is elected, it is understood and agreed that payments shall cease immediately upon the death of the Annuitant and the annuity will terminate without further value.

     OPTION 2. LIFETIME ANNUITY WITH GUARANTEED PERIODS : The Company will make monthly payments for the guaranteed period selected and thereafter for the life of the Annuitant. If this option is elected, it is understood and agreed that upon the death of the Annuitant, any amounts remaining under the guaranteed period selected will be distributed to the Beneficiary at least as rapidly as under the method of distribution being used as of the date of the Annuitant's death. The guaranteed period may be five (5) years, ten (10) years or twenty (20) years.

     OPTION 3. INSTALLMENT REFUND LIFE ANNUITY : The Company will make monthly payments for the installment refund period (the time required for the sum of the payments to equal the amount applied), and thereafter for the life of the Annuitant. If this option is elected, it is understood and agreed that upon the death of the Annuitant, any amounts remaining under the installment refund period will be distributed to the Beneficiary at least as rapidly as under the method of distribution being used at the time of the Annuitant's death.

     OPTION 4. PAYMENT FOR A FIXED PERIOD : The Company will make monthly payments for a fixed period of 3 to 20 years.

     OPTION 5. JOINT AND SURVIVOR ANNUITY : The Company will make monthly payments during the joint life time of the Annuitant and a Joint Annuitant. Payments will continue during the lifetime of the surviving Annuitant and will be computed on the basis of 100%, 50% or 66% of the Annuity Payment (or limits) in effect during the joint life time.

ANNUITY

If the Owner or Certificate Owner selects a Fixed Annuity, the Adjusted Contract Value or Adjusted Certificate Value is allocated to the General Account and the Annuity is paid as a Fixed Annuity. If the Owner or Certificate Owner selects a Variable Annuity, the Adjusted Contract Value or Adjusted Certificate Value will be allocated to the Sub-Accounts of the Variable Account in accordance with the selection made by the Owner or Certificate Owner, and the Annuity will be paid as a Variable Annuity. If no selection is made, the Adjusted Contract Value or Adjusted Certificate Value will be applied in the same proportions to the same Sub-Accounts as the allocations are at the time of election. Unless the Owner or Certificate Owner specifies otherwise, the payee of the Annuity Payments shall be the Owner or Certificate Owner. The Adjusted Contract Value or Adjusted Certificate Value will be applied to the applicable Annuity Table contained in the Contract or Certificate based upon the Annuity Option selected by the Owner or Certificate Owner.

FIXED ANNUITY

The Owner or Certificate Owner may elect to have the Adjusted Contract Value or the Adjusted Certificate Value applied to provide a Fixed Annuity.

The dollar amount of each Fixed Annuity Payment shall be determined in accordance with Annuity Tables contained in the Contract or Certificate which are based on the minimum guaranteed interest rate of 3% per year.

VARIABLE ANNUITY

The Owner or Certificate Owner may elect to have the Adjusted Contract Value or the Adjusted Certificate Value applied to provide a Variable Annuity. Variable Annuity Payments reflect the investment performance of the Variable Account in accordance with the allocation of the Adjusted Contract Value or Adjusted Certificate Value to the Sub-Accounts during the Annuity Period. Variable Annuity Payments are not guaranteed as to dollar amount.

                                 DISTRIBUTOR

GARCO Equity Sales, Inc. ("GES"), 11815 N. Pennsylvania Street, Carmel, Indiana 46032, an affiliate of the Company, is the principal underwriter of the Contracts and Certificates. GES is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Commissions will be paid on the sale of the Contracts and Certificates. Commissions will be paid which are equal to .75% of Purchase Payments plus an annual trail commission in the amount of .75% of accumulation value at the end of each Contract/Certificate Year, for promotional or distribution expenses associated with the marketing of the Contracts and Certificates. In addition, under certain circumstances, payments may be made to certain sellers for other services not directly related to the sale of the Contracts and Certificates.

                           PERFORMANCE INFORMATION

MONEY MARKET SUB-ACCOUNT

From time to time, the Money Market Sub-Account of the Variable Account may advertise its "current yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "current yield" of the Money Market Sub-Account refers to the income generated by Contract Values or Certificate Values in the Money Market Sub-Account over a seven-day period ending on the date of calculation (which period will be stated in the advertisement). This income is "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the Contract Value or Certificate Value in the Money Market Sub-Account. The "effective yield" is calculated similarly. However, when annualized, the income earned by the Contract Value or the Certificate Value is assumed to be reinvested. This results in the "effective yield" being slightly higher than the "current yield" because of the compounding effect of the assumed reinvestment. The yield figure will reflect the deduction of any asset-based charges and any applicable Contract and Certificate Maintenance Charge.

OTHER SUB-ACCOUNTS

From time to time, the Company may advertise performance data for the various other Sub-Accounts. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment medium over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that Unit by the Accumulation Unit value at the beginning of the period. This percentage figure will reflect the deduction of any asset-based charges and any applicable Contract and Certificate Maintenance Charges under the Contracts.

Any advertisement will also include total return figures calculated as described in the Statement of Additional Information. The total return figures reflect the deduction of any applicable Contract and Certificate Maintenance Charge, as well as any asset-based charges.

The Company may make available yield information with respect to some of the Sub-Accounts. Such yield information will be calculated as described in the Statement of Additional Information. The yield information will reflect the deduction of any applicable Contract and Certificate Maintenance Charge as well as any asset-based charges.

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the Sub-Accounts against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the underlying Portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

In addition, the Company may, as appropriate, compare each Sub-Account's or Portfolio's performance to that of other types of investments such as certificates of deposit, savings accounts and U.S. Treasuries, or to certain interest rate and inflation indices, such as the Consumer Price Index, which is published by the U.S. Department of Labor and measures the average change in prices over time of a fixed "market basket" of certain specified goods and services. Similar comparisons of Sub-Account and/or Portfolio performance may also be made with appropriate indices measuring the performance of a defined group of securities widely recognized by investors as representing a particular segment of the securities markets. For example, Sub-Account and/or Portfolio performance may be compared with Donoghue Money Market Institutional Averages (money market rates), Lehman Brothers Corporate Bond Index (corporate bond interest rates) or Lehman Brothers Government Bond Index (long-term U.S. Government obligation interest rates).

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts issued through the Variable Account with the unit values of variable annuities issued through the separate accounts derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Atlanta and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the rankings might have been lower.

Morningstar rates a variable annuity Sub-Account against its peers with similar investment objectives. Morningstar does not rate any Sub-Account that has less than three years of performance data. The Morningstar rankings may or may not reflect the deduction of charges. Where charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the rankings might have been lower.

HYPOTHETICAL PERFORMANCE INFORMATION

Although all of the Sub-Accounts of the Variable Account are new and therefore have no investment performance history, certain of the corresponding Portfolios of the Eligible Funds have been in existence for some time and consequently have an investment performance history. In order to demonstrate how the actual investment experience of the various Portfolios affects Accumulation Unit values, the Company may develop hypothetical performance. The information will be based upon the historical experience of the Portfolios for the periods shown.

The performance of the various Sub-Accounts will vary and the hypothetical results which will be shown will not necessarily be representative of future results. Performance for periods ending after those which will be shown may vary substantially from the examples which are shown. The performance of the various Sub-Accounts will be calculated for a specified period of time by assuming an initial Purchase Payment of $1,000 allocated to each of the Sub-Accounts and a deduction of all charges and deductions. (See "Charges and Deductions" for more information.) No withdrawals will be assumed. The percentage increases are determined by subtracting the initial Purchase Payment from the ending value and dividing the remainder by the beginning value.

                                  TAX STATUS

GENERAL

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS AND CERTIFICATES. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS AND CERTIFICATES MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED IN THIS PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract/Certificate. For Non-Qualified Contracts and Certificates, this cost basis is generally the Purchase Payments, while for Qualified Contracts and Certificates there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract/Certificate (adjusted for any period certain or refund feature) bears to the expected return under the Contract/Certificate. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludible amounts equal the investment in the Contract) are fully taxable. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract/Certificate (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract/Certificate has been recovered (i.e. when the total of the excludable amounts equal the investment in the Contract/Certificate) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, Certificate Owners, Annuitants and Beneficiaries under the Contracts/Certificates should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Variable Account is not a separate entity from the Company and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg. 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts/Certificates. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer".

The Company intends that all Portfolios of the Eligible Funds underlying the Contracts and Certificates will be managed by the investment advisers for the Eligible Funds in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner/Certificate Owner control of the investments of the Variable Account will cause the Owner/Certificate Owner to be treated as the owner of the assets of the Variable Account, thereby resulting in the loss of favorable tax treatment for the Contract/Certificate. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner/Certificate Owner control which may be exercised under the Contract/Certificate is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's/Certificate Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner/Certificate Owners to be considered as the owner of the assets of the Variable Account resulting in the imposition of federal income tax to the Owner/Certificate Owner with respect to earnings allocable to the Contract/Certificate prior to receipt of payments under the Contract/Certificate.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner/Certificate Owner being retroactively determined to be the owner of the assets of the Variable Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contracts or Certificates in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS AND CERTIFICATES

The Code provides that multiple non-qualified annuity contracts and/or certificates which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract and/or certificate for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts and/or certificates. Owners and Certificate Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

CONTRACTS AND CERTIFICATES OWNED BY NON-NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts and Certificates will be taxed currently to the Owner/Certificate Owner if the Owner/Certificate Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts/Certificates generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts or Certificates held by: (a) a trust or other entity as agent for a natural person; (b) Qualified Plans; or
(c) the estate of a decedent by reason of the death of the decedent. Additionally, this treatment is not applied to a Contract or Certificate which is a qualified funding asset for a structured settlement under Section 130(d) of the Code. Purchasers should consult their own tax counsel or other adviser before purchasing a Contract or Certificate to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of all or any portion of a Contract or Certificate may be treated as a taxable event. Any gain in the Contract or Certificate subsequent to the assignment may also be treated as taxable income in the year in which it is earned. Owners and Certificate Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts or Certificates.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner or Certificate Owner are subject to Federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments.
However, the Owner or Certificate Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for Federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. return of after-tax contributions). Participants should consult their own tax counsel or other tax advisor regarding withholding requirements.

TAX TREATMENT OF WITHDRAWALS -- NON-QUALIFIED CONTRACTS AND CERTIFICATES

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value or Certificate Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) on or after the taxpayer reaches age 59 1/2; (b) after the death of the Owner/Certificate Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

QUALIFIED PLANS

The Contracts and Certificates offered by this Prospectus are designed to be suitable for use under various types of qualified plans. Generally, participants in a qualified plan are not taxed on increases to the value of the contributions to the plan until distribution occurs, regardless of whether the plan assets are held under an annuity contract. Taxation of participants in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Certificate Owners, Annuitants and Beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contract/Certificate issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Owners, Certificate Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts/Certificates comply with applicable law. Following are general descriptions of the types of qualified plans with which the Contracts/Certificates may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract or Certificate issued under a qualified plan.

Contracts and Certificates issued pursuant to qualified plans include special provisions restricting Contract/Certificate provisions that may otherwise be available as described in this Prospectus. Generally, Contracts/Certificates issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts and Certificates. (See "Tax Treatment of Withdrawals -- Qualified Contracts and Certificates", below.)

     A.  TAX-SHELTERED ANNUITIES

     Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts/Certificates for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts/Certificates. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals -- Qualified Contracts and Certificates" and "Tax Sheltered Annuities - Withdrawal Limitations" below.) Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

     B.  INDIVIDUAL RETIREMENT ANNUITIES

     Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals -- Qualified Contracts and Certificates" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts and Certificates for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts and Certificates to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS -- QUALIFIED CONTRACTS AND CERTIFICATES

In the case of a withdrawal under a Qualified Contract/Certificate, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts and Certificates issued and qualified under Code Sections 403(b) (Tax-Sheltered Annuities) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner/Certificate Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner/Certificate Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner/Certificate Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner/Certificate Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner/Certificate Owner or Annuitant (as applicable) who has separated from service after he or she has attained age 55; (e) distributions made to the Owner/Certificate Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Owner/Certificate Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; and (f) distributions made to an alternate payee pursuant to a qualified domestic relations order. The exceptions stated in (d), (e) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. In addition, distributions in excess of $150,000 per year may be subject to an additional 15% excise tax unless an exemption applies.

TAX-SHELTERED ANNUITIES -- WITHDRAWAL LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only on or after when the Owner/Certificate Owner:
(1) attains age 59 1/2; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value or Certificate Owner's Certificate Value which represents contributions made by the Owner/Certificate Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect transfers between certain Qualified Plans. Owners and Certificate Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                   ADDITIONAL INFORMATION ABOUT THE COMPANY

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     [to be provided by Pre-Effective Amendment.]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     [to be provided by Pre-Effective Amendment.]

THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS

The directors and principal executive officers of the Company as of December 15, 1995 are listed below, together with information as to their ages, dates of election and principal business occupation during the last five years.






                      PRINCIPAL BUSINESS OCCUPATION
NAME                  DURING LAST FIVE YEARS
--------------------  --------------------------------------------

Ngaire E. Cuneo       Since 1993, Director of Conseco's principal
     (Age 45)         insurance subsidiaries. Since 1992,
                      Executive Vice President, Corporate
                      Development of Conseco, Inc. and various
                      positions with certain of its affiliates.
                      Prior thereto, Ms. Cuneo was Senior Vice
                      President/Managing Director of GE Capital
                      from 1986 - 1992.

Stephen C. Hilbert    Since 1979, Chairman of the Board, Chief
     (Age 49)         Executive Officer and Director of Conseco,
                      Inc. Since 1988, President and various
                      positions with the Company and certain of
                      its affiliates.

Rollin M. Dick        Since 1986, Executive Vice President, Chief
     (Age 64)         Financial Officer and Director of Conseco,
                      Inc. and various positions with the Company
                      and certain of its affiliates.

Lawrence W. Inlow     Since 1987, Executive Vice President,
     (Age 45)         Secretary and General Counsel of Conseco,
                      Inc. and various positions (including
                      Directorships) with the Company and certain
                      of its affiliates.

Donald F. Gongaware   Since 1985, Executive Vice President, Chief
     (Age 60)         Operations Officer and Director of Conseco,
                      Inc. and various positions with certain of
                      its affiliates.

Lynn C. Tyson         Since June 1993, Director and President of
     (Age 52 )        Conseco's principal insurance subsidiaries.
                      From March 1992 to June 1993 Vice President,
                      Marketing of Conseco's principal insurance
                      subsidiaries. From 1988 to 1992 self
                      employed as owner of an insurance marketing
                      company.



EXECUTIVE COMPENSATION

     [to be provided by Pre-Effective Amendment.]

                               STATE REGULATION

The Company is subject to regulation and supervision by the states in which it transacts business. The laws of these jurisdictions generally establish agencies with broad regulatory authority, including powers to : (i) grant and revoke licenses to transact business; (ii) regulate and supervise trade practices and market conduct; (iii) establish guaranty associations; (iv) license agents; (v) approve policy forms; (vi) approve premium rates for some lines of business; (vii) establish reserve requirements; (viii) prescribe the form and content of required financial statements and reports; (ix) determine the reasonableness and adequacy of statutory capital and surplus; and (x) regulate the type and amount of permitted investments.

Most states have also enacted legislation which regulates insurance holding company systems, including acquisitions, extraordinary dividends, the terms of surplus debentures, the terms of affiliate transactions, and other related matters. Currently, Conseco and its insurance subsidiaries have registered as holding company systems pursuant to such legislation in Texas, Missouri, Tennessee, California, Alabama, Iowa and Illinois, and they routinely report to other jurisdictions. For further information on state laws regulating the payment of dividends by insurance company subsidiaries, see "Management's Discussion and Analysis of Results of Operations and Financial Condition - Consolidated Financial Condition."

The federal government does not directly regulate the insurance business. However, federal legislation and administrative policies in several areas, including pension regulation, age and sex discrimination, financial services regulation and federal taxation, do affect the insurance business. Recently, increased scrutiny has been placed upon the insurance regulatory framework, and a number of state legislatures have considered or enacted legislative proposals that alter, and in many cases, increase, the authority of state agencies to regulate insurance companies and holding company systems. In addition, legislation has been introduced from time to time in recent years which, if ever enacted, could result in the federal government assuming a more direct role in the regulation of the insurance industry.

State insurance regulators and the National Association of Insurance Commissioners ("NAIC") are continually re-examining existing laws and regulations and their application to insurance companies. The NAIC recently approved, and recommended to the states for adoption and implementation, several regulatory initiatives designed to decrease the risk of insolvency of insurance companies in general. These initiatives include risk-based capital ("RBC") requirements for determining the levels of capital and surplus an insurer must maintain in relation to its insurance and investment risks. The NAIC regulatory initiatives also impose restrictions on an insurance company's ability to pay dividends to its stockholders. These initiatives may be adopted by the various states in which the Company is licensed, but the ultimate content and timing of any statutes and regulations to be adopted by the states cannot be determined at this time. It is not possible to predict the future impact of changing state and federal regulation on the operations of the Company, and there can be no assurance that existing insurance related laws and regulations will not become more restrictive in the future or that laws and regulations enacted in the future will not be more restrictive.

The NAIC's RBC requirements, which became effective December 31, 1993, are used by insurance regulators as an early warning tool to identify deteriorating or weakly capitalized companies for the purpose of initiating regulatory action. Such requirements are not designed as a mechanism for ranking adequately capitalized companies. In addition, the formula defines a new minimum capital standard which supplements the low, fixed minimum capital and surplus requirements previously implemented on a state-by-state basis.

The Life/Health Task Force of the NAIC recently adopted Actuarial Guideline GGG (the "Guideline") which defines minimum reserves for certain annuity products which have multiple benefit streams (including certain of the Company's annuity products). The requirements of the Guideline affect the accounting for applicable contracts issued on or after January 1, 1981, in financial statements prepared for state regulatory authorities for years ending on or after December 31, 1995. Since some provisions of the Guideline are subject to interpretation and no industry guidance is available, the Company has not yet measured the statutory impact of the implementation of the Guideline and cannot predict its impact.

Most states have enacted legislation or adopted administrative regulations which affect the acquisition of control of insurance companies as well as transactions between insurance companies and persons controlling them. The nature and extent of such legislation and regulations vary from state to state. Most states, however, require administrative approval of: (i) the acquisition of 10 percent or more of the outstanding shares of an insurance company incorporated in the state; or (ii) the acquisition of 10 percent or more of the outstanding stock of an insurance holding company whose insurance subsidiary is incorporated in the state. The acquisition of 10 percent of such shares is generally deemed to be the acquisition of control for the purpose of the holding company statutes. It requires not only the filing of detailed information concerning the acquiring parties and the plan of acquisition, but also the receipt of administrative approval prior to the acquisition. In many states, an insurance authority may find that control does not, in fact, exist in circumstances in which a person owns or controls 10 percent or a greater amount of securities.

Under the solvency or guaranty laws of most states in which it does business, the Company also may be required to pay assessments (up to certain prescribed limits) to fund policyholder losses or the liabilities of insolvent or rehabilitated insurance companies. These assessments may be deferred or forgiven under most guaranty laws if they would threaten an insurer's financial strength. In certain instances, the assessments may be offset against future premium taxes. Prior to 1991 these assessments were not
material.    However,  the  amount of such assessments has increased in recent years and may increase in future years.

As part of their routine regulatory oversight process, insurance departments approximately once every three years conduct periodic detailed examination ("Triennial Examinations") of the books, records and accounts of insurance companies domiciled in their states. Such Triennial Examinations are generally conducted in cooperation with the departments of two or three other states, under guidelines promulgated by the NAIC.

                              LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Neither the Company nor the Distributor are involved in any litigation that is of material importance in relation to their total assets or that relates to the Variable Account.

                                   EXPERTS

The financial statements as of _______________ and for each of the three years in the period ended ________________ included in this prospectus have been audited by _________________________, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Contracts and Certificates offered hereby. This Prospectus does not contain all the information set froth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Company and the Contracts and Certificates offered hereby. Statements contained in this Prospectus as to the content of Contracts and Certificates and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                LEGAL OPINIONS

Legal matters in connection with the Contracts and Certificates described herein are being passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

                             FINANCIAL STATEMENTS

Financial statements of the Company are included in this Prospectus. No financial statements for the Variable Account have been included because, as of the date of this Prospectus, the Variable Account had no assets. The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts and Certificates.

     [Financial statements to be provided by Pre-Effective Amendment.]


                                  APPENDIX A

CONSECO SERIES TRUST

Conseco Series Trust is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on November 15, 1982. Trust shares are offered only to separate accounts of various insurance companies to fund benefits of variable life and variable annuity contracts. Conseco Capital Management serves as the investment adviser.

EVERGREEN VARIABLE INVESTMENT TRUST

Evergreen Variable Investment Trust is an open-end management investment company. The Funds were organized to serve as investment vehicles for (a) separate accounts funding variable annuity and variable life insurance contracts issued by certain life insurance companies and (b) qualified pension and retirement plans. Evergreeen Asset Management Corp. serves as the investment adviser to the Funds.

INSURANCE MANAGEMENT SERIES

Insurance Management Series is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on September 15, 1993. Trust shares are offered only to separate accounts of various insurance companies to serve as the investment medium of variable life insurance policies and variable annuity contracts issued by the insurance companies. Federated Advisers serves as the investment adviser.

THE ALGER AMERICAN FUND

The Alger American Fund is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on April 6, 1988. Trust shares are offered to separate accounts of various life insurance companies as investment options of variable life and variable annuity contracts and as a funding vehicle for qualified pension and retirement plans. Fred Alger Management, Inc. serves as the investment adviser.

INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO Variable Investment Funds, Inc. is a registered, open-end management investment company that was organized as a Maryland corporation on August 19, 1993. Fund shares are intended to be funding vehicles for variable annuity contracts and variable life insurance contracts to be offered by separate accounts of certain life insurance companies. Fund shares are not available for purchase other than through the purchase of such contracts. INVESCO Funds Group, Inc. is the investment adviser. The investment adviser has retained sub-advisers.

LORD ABBETT SERIES FUND, INC.

Lord Abbett Series Fund, Inc. is a diversified open-end management investment company incorporated under the laws of Maryland on August 28, 1989.
Shares of the Fund are currently only offered to separate accounts of life insurance companies to fund benefits of variable annuity contracts. Lord, Abbett & Co. serves as the Funds investment manager.


THE OFFITBANK VARIABLE INSURANCE FUND, INC.

The OFFITBANK Variable Insurance Fund, Inc. is an open-end management investment company that was organized as a Maryland corporation on October 7, 1994. Shares of the Fund are sold only to certain life insurance companies and their separate accounts to fund benefits under variable annuity contracts and variable life insurance policies to be offered by the life insurance companies. OFFITBANK, a trust company specializing in global fixed income management, serves as the Funds investment adviser.

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. Trust shares are offered only to separate accounts of various insurance companies to fund the benefits of variable life and variable annuity contracts. The investment adviser and manager is Van Eck Associates Corporation. Peregrine Asset Management Limited (Hong Kong) serves as sub-investment adviser to the Worldwide Emerging Markets Fund.

TOMORROW FUNDS RETIREMENT TRUST

Tomorrow Funds Retirement Trust is an open-end management investment company organized as a Delaware business trust. The Prospectuses of the Core Large-Cap and Core Small-Cap Funds, which accompany this Prospectus describe Institutional Class shares of the Funds. The Institutional Class shares of the Funds are designed to provide investment vehicles for variable annuity and variable life insurance contracts of various insurance companies. Institutional Class shares may also be purchased by qualified pension or retirement plans, including trustees of such plans for certain individuals funding their individual retirement accounts or other qualified plans. Weiss, Peck & Greer, L.L.C. serves as the investment adviser to the Funds.

A full description of each of the Eligible Funds, including the investment objectives, policies and restrictions of each of the Portfolios, is contained in the Prospectuses of the Eligible Funds which accompany this Prospectus and should be read carefully by a prospective purchaser before investing.


                                  APPENDIX B

            Examples of Application of the Market Value Adjustment

CALCULATION OF MARKET VALUE ADJUSTMENT FACTOR:



                          ( 1 + A )   N/365
                         (__________)        - 1 = MVA factor
                          ( 1 + B )





Where:
        A = the U.S. Treasury rate in effect at the beginning of the Guarantee Period for the length of the Guarantee Period selected.

        B =  the U.S. Treasury rate as of the transaction date plus
             0.005%.  The Treasury rate used is determined by taking
             N/365 and rounding it to the next highest year.

        N =  Number of days remaining in the MVA Guarantee Period.



If the Treasury rate is not available for the period, the rate will be arrived at by interpolation.

EXAMPLE 1 FIVE-YEAR GUARANTEE PERIOD; INCREASE IN TREASURY RATE

Assume the Owner or Certificate Owner makes a $50,000 initial deposit on a 5-year Guarantee Period on January 1, 1996. The current 5-year Treasury rate is 6.00%, and the current interest rate is 7.00%. On June 13, 1997 the Owner or Certificate Owner surrenders the Contract/Certificate with 3 years and 202 days, or 1,297 days (12/31/2000 - 6/13/1997) remaining in the Guarantee Period. The current Treasury rate at this point is found by rounding 3 years, 202 days to the next greatest year and taking the rate for that Guarantee Period. In this case we would look at a 4 year rate. Assume that the 4-year Treasury rate on June 13, 1997 is 6.50%. The Market Value Adjustment on the Contract/Certificate would be calculated as follows:

     Accumulation Value at 6/13/1997 (529 days from issue):

                     (529/365)
     $50,000 x (1.07)        = $55,151.38




                         ( 1 + .06 )     (1,297/365)
     $55,151.38 x[ ( ___________________)           - 1 ] = $1,809.81
                     ( 1 + .065 + .005)

     resulting in an Adjusted Certificate Value of,

     $55,151.38 - $1,809.81 = $53,341.57


EXAMPLE 2: FIVE-YEAR GUARANTEE PERIOD; DECREASE IN TREASURY RATE

Assuming a scenario identical to Example 1, but with a 4-year Treasury rate as of the date of surrender of 5.00%, the following Market Value Adjustment would result:


                          (1 + .06)     (1,297/365)
     $55,151.38 x[ ( __________________)           -    1 ] = $934.43
                     ( 1 + .050 + .005)

     resulting in an Adjusted Contract Value/Adjusted Certificate Value of,

     $55,151.38 + 943.43 = $56,085.81

EXAMPLE 3: TEN-YEAR GUARANTEE PERIOD; INCREASE IN TREASURY RATE

Assume the Owner or Certificate Owner makes a $50,000 initial deposit on a 10-year Guarantee Period on January 1, 1996. The current 10-year Treasury rate is 7.00%, and the current interest rate is 7.50%. On October 31, 2002 the Owner or Certificate Owner surrenders the Contract/Certificate with 3 years and 61 days, or 1,157 days (12/31/2005 - 10/31/2002) remaining in the
Guarantee Period. The current Treasury rate at this point is found by rounding 3 years, 61 days to the next greatest year and taking the rate for that Guarantee Period. In this case we would look at a 4 year rate. Assume that the 4-year Treasury rate on October 31, 2002 is 7.50%. The Market Value Adjustment on the Contract/Certificate would be calculated as follows:

     Accumulation Value at 10/31/2002 (2,495 days from issue):

                      (2,495/365)
     $50,000 x (1.075)            = $81,972.13



                        ( 1 + .07)     (1,157/365)
     $81,972.13 x [ (_________________)           - 1 ] = $2,381.85
                     ( 1 + .075 + .005)

     resulting in an Adjusted Contract Value/Adjusted Certificate Value of,

     $81,972.13 + 2,381.85 = $79,590.28

EXAMPLE 4: DECREASE IN TREASURY RATE

Assuming a scenario identical to Example 3, but with a 4-year Treasury rate as of the date of surrender of 6.00%, the following Market Value Adjustment would result:


                          ( 1 + .07)    (1,157/365)
     $81,972.13 x [ (__________________)           - 1 ] = $1,226.13
                     ( 1 + .060 + .005)


     resulting in an Adjusted Certificate Value of,

     $81,972.13 + 1,226.13 = $83,198.26


                           TABLE OF CONTENTS OF THE
                     STATEMENT OF ADDITIONAL INFORMATION

ITEM                                                                    PAGE

Company..............................................................

Experts..............................................................

Legal Opinions.......................................................

Distributor..........................................................

Yield Calculation for Money Market Sub-Account.......................

Performance Information..............................................

Annuity Provisions...................................................

Financial Statements.................................................




If you would like a free copy of the Statement of Additional Information dated _______________________ for this Prospectus, please complete this form, detach, and mail to:

     Great American Reserve Insurance Company
     Administrative Office
     11815 N. Pennsylvania Street
     Carmel, Indiana 46032


Gentlemen:

Please send me a free copy of the Statement of Additional Information for Great American Reserve Variable Annuity Account G at the following address:

     Name:________________________________________________________________

     Mailing Address:_____________________________________________________

                     _____________________________________________________

                     _____________________________________________________


                                     Sincerely,



                                     _____________________________________
                                     (Signature)


                                    PART B



                     STATEMENT OF ADDITIONAL INFORMATION

               INDIVIDUAL AND GROUP FIXED AND VARIABLE DEFERRED
                      ANNUITY CONTRACTS AND CERTIFICATES

                                  issued by

              GREAT AMERICAN RESERVE VARIABLE ANNUITY ACCOUNT G

                                     AND

                   GREAT AMERICAN RESERVE INSURANCE COMPANY


THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED ______________, FOR THE INDIVIDUAL AND GROUP FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS AND CERTIFICATES WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT ITS ADMINISTRATIVE OFFICE: 11815 N. PENNSYLVANIA STREET, CARMEL, INDIANA 46032 (317) 817-3700.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED ________________, 199__.



                              TABLE OF CONTENTS

                                                                          PAGE

Company..................................................................   3

Experts..................................................................   3

Legal Opinions...........................................................   3

Distributor..............................................................   3

Yield Calculation For Money Market Subaccounts...........................   3

Performance Information..................................................   4

Annuity Provisions.......................................................   5

Financial Statements.....................................................   5



                                   COMPANY

Information regarding Great American Reserve Insurance Company (the "Company") and its ownership is contained in the Prospectus.

                                   EXPERTS

The financial statements of the Company as of ____________ and for each of the years in the three-year period ended __________________ have been included in the Prospectus in reliance upon the reports of __________________________, independent auditors, appearing elsewhere herein, and upon the authority of such auditors as experts in accounting and auditing.

                                LEGAL OPINIONS

Legal matters in connection with the Contracts and Certificates described herein are being passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

                                 DISTRIBUTOR

GARCO Equity Sales, Inc., an affiliate of the Company, acts as the distributor. The offering is on a continuous basis.

                YIELD CALCULATION FOR MONEY MARKET SUB-ACCOUNT

The Money Market Sub-Account of the Variable Account will calculate its current yield based upon the seven days ended on the date of calculation. The Money Market Sub-Account has yet to commence business.

The current yield of the Money Market Sub-Account is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing Owner or Certificate Owner account having a balance of one Accumulation Unit of the Sub-Account at the beginning of the period, subtracting the Mortality and Expense Risk Charge, the Administrative Charge and the Contract and Certificate Maintenance Charges, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return and multiplying the result by (365/7).

The Money Market Sub-Account computes its effective compound yield according to the method prescribed by the Securities and Exchange Commission. The effective yield reflects the reinvestment of net income earned daily on Money Market Sub-Account assets.

Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not.

The yields quoted should not be considered a representation of the yield of the Money Market Sub-Account in the future since the yield is not fixed. Actual yields will depend not only on the type, quality and maturities of the investments held by the Money Market Sub-Account and changes in the interest rates on such investments, but also on changes in the Money Market Sub-Account's expenses during the period.

Yield information may be useful in reviewing the performance of the Money Market Sub-Account and for providing a basis for comparison with other investment alternatives. However, the Money Market Sub-Account's yield fluctuates, unlike bank deposits or other investments which typically pay a fixed yield for a stated period of time.

                           PERFORMANCE INFORMATION

From time to time, the Company may advertise performance data as described in the Prospectus. Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.15% Mortality and Expense Risk Charge, a
 .15% Administrative Charge, the investment advisory fee for the underlying Portfolio being advertised and any applicable Contract and Certificate Maintenance Charge.

The hypothetical value of a Contract or Certificate purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable Contract and Certificate Maintenance Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                          n
                               P ( 1 + T )  =  ERV






       P  =  a hypothetical initial payment of $1,000
       T  =  average annual total return
       n  =  number of years
     ERV  =  ending redeemable value at the end of the time periods used
             (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.



In addition to total return data, the Company may include yield information in its advertisements. For each Sub-Account (other than the Money Market Sub-Account) for which the Company will advertise yield, it will show a yield quotation based on a 30 day (or one month) period ended on the date of the most recent balance sheet of the Variable Account included in the registration statement, computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:

                                                  6
                           Yield = 2 [ (a-b) + 1) - 1 ]
                                        ___
                                        cd
Where:






       a =  Net investment income earned during the period by the Eligible
            Fund attributable to shares owned by the Subaccount.

       b =  Expenses accrued for the period (net of reimbursements).

       c = The average daily number of Accumulation Units outstanding during the period.

       d = The maximum offering price per Accumulation Unit on the last day of the period.



Owners and Certificate Owners should note that the investment results of each Sub-Account will fluctuate over time, and any presentation of the Sub-Account's total return or yield for any period should not be considered as a representation of what an investment may earn or what a Owner's or Certificate Owner's total return or yield may be in any future period.

                              ANNUITY PROVISIONS

The Company makes available payment plans on a fixed and variable basis.

VARIABLE ANNUITY PAYOUT

A Variable Annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Sub-Accounts of the Variable Account. Annuity Payments also depend upon the Age of the Annuitant and any Joint Annuitant and the assumed interest factor utilized. The Annuity Table used will depend upon the Annuity Option chosen. The dollar amount of Annuity Payments after the first is determined as follows:

     1. The dollar amount of the first Variable Annuity Payment is divided by the value of an Annuity Unit for each applicable Sub-Account as of the Annuity Date. This sets the number of Annuity Units for each monthly payment for the applicable Sub-Account.

     2. The fixed number of Annuity Units per payment in each Sub-Account is multiplied by the Annuity Unit Value for that Sub-Account for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable Sub-Account.

The total dollar amount of each Variable Annuity Payment is the sum of all Sub-Account Variable Annuity Payments reduced by the applicable portion of the Contract or Certificate Maintenance Charge.

FIXED ANNUITY PAYOUT

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Variable Account. The dollar amount of each Fixed Annuity Payment is determined in accordance with Annuity Tables contained in the Contract/Certificate.

ANNUITY UNIT

The value of any Annuity Unit for each Sub-Account of the Variable Account was arbitrarily set initially at $10.

The Sub-Account Annuity Unit Value at the end of any subsequent Valuation Period is determined as follows:

     1. The Net Investment Factor for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-Account for the immediately preceding Valuation Period.

     2. The result in (1) is then divided by the Assumed Investment Rate Factor which equals 1.00 plus the Assumed Investment Rate for the number of days since the preceding Valuation Date. The Owner/Certificate Owner can choose either a 5% or a 3% Assumed Investment Rate.

(See "Annuity Provisions" in the Prospectus.)

                             FINANCIAL STATEMENTS

The financial statements of the Company included in the Prospectus should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts and Certificates.



                                    PART C


                                    PART C
                              OTHER INFORMATION


ITEM 24.     FINANCIAL STATEMENTS AND EXHIBITS

A.   FINANCIAL STATEMENTS

     The financial statements of the Company will be included in a Pre-Effective Amendment.

     No financial statements for the Variable Account have been in-cluded herein because, as of the date of this Prospectus, the Variable Account had no assets.

B.   EXHIBITS





 1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account.

 2.  Not Applicable.

 3.  Form of Principal Underwriters Agreement.

 4.  (i)    Individual Fixed and Variable Deferred Annuity
            Contract.
     (ii)   Allocated Fixed and Variable Group Annuity
            Contract.
     (iii)  Allocated Fixed and Variable Group Annuity
            Certificate.

 5.  Application Form.

 6.  (i)    Copy of Articles of Incorporation of the Company.
     (ii)   Copy of the Bylaws of the Company.

 7.  Not Applicable.

 8.  Form of Fund Participation Agreements

 9.  Opinion and Consent of Counsel (to be filed by amendment).

10. Consent of Independent Accountants (to be filed by amendment).

11.  Not Applicable.

12.  Not Applicable.

13.  Not Applicable.

14.  Not Applicable.

15.  Company Organizational Chart.

27.  Financial Data Schedule (to be filed by amendment)


ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The following are the Executive Officers and Directors of the Company:





Name and Principal   Position and Offices
  Business Address*     with Depositor
-------------------  ---------------------------------------

Ngaire E. Cuneo      Director

Stephen C. Hilbert   Chief Executive Officer and Director

Rollin M. Dick       Chief Financial Officer and Director

Lawrence W. Inlow    Secretary, General Counsel and Director

Donald F. Gongaware  Chief Operating Officer and Director

Lynn C. Tyson        President and Director



*The Principal business address for all officers and directors listed above is 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     The Company organizational is included as Exhibit 15.

ITEM 27.   NUMBER OF CONTRACT OWNERS

     Not Applicable

ITEM 28.   INDEMNIFICATION

     The Bylaws (Article VI) of the Company provide, in part, that:

       The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively, "Agent") against expenses (including attorneys' fees), judgments, fines, penalties, court costs and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement (whether with or without court approval), conviction or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the Agent did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. If several claims, issues or matters are involved, an Agent may be entitled to indemnification as to some matters even though he is not entitled as to other matters. Any director or officer of the Corporation serving in any capacity of another corporation, of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation, shall be deemed to be doing so at the request of the Corporation.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITERS

(a)  Not Applicable.

(b) GARCO Equity Sales, Inc. ("GES") is the principal underwriter for the Contracts and Certificates. The following persons are the officers and directors of GES. The principal business address for each officer and director of GES is 11815 N. Pennsylvania Street, Carmel, Indiana 46032.







     Name and Principal        Positions and Offices
     Business Address          with Underwriter
     ------------------------  ---------------------------------------

     Lynn C. Tyson             President and Director

     William P. Latimer        Vice President, Senior Counsel,
                               Secretary and Director

     James S. Adams            Senior Vice President, Treasurer
                               and Director

     William T. Devanney, Jr.  Senior Vice President, Corporate
                               Taxes

     David J. Barra            Vice President, Financial Reporting

     Patricia Barnard          Second Vice President, Administration

     Christene H. Darnell      Assistant Vice President, Management
                               Reporting

     Lisa M. Zimmerman         Assistant Vice President, Corporate Tax



(c)   Not Applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

       Lowell Short, whose address is 11825 N. Pennsylvania Street, Carmel, IN 46032, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.   MANAGEMENT SERVICES

     Not Applicable.

ITEM 32.   UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

                               REPRESENTATIONS

The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Carmel, and State of Indiana on this 18th day of January, 1996.






                                GREAT AMERICAN RESERVE VARIABLE ANNUITY
                                ACCOUNT G
                                Registrant

                           By:  GREAT AMERICAN RESERVE INSURANCE COMPANY



                           By:  /s/ LYNN C. TYSON
                                --------------------------------------------
                                   President


                           By:  GREAT AMERICAN RESERVE INSURANCE COMPANY
                                Depositor


                           By:  /s/ LYNN C. TYSON
                                --------------------------------------------
                                    President


Attest:
/s/ LAWRENCE W. INLOW
 ________________________
    Secretary





As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.







SIGNATURE                        TITLE                    DATE
------------------------  --------------------------  ---------------


/s/ NGAIRE E.  CUNEO            Director              January 18,1996
------------------------                              -----------------
Ngaire E. Cuneo


/s/ STEPHEN C.  HILBERT   Chief Executive Officer     January 18,1996
------------------------                              -----------------
Stephen C. Hilbert             and Director


/s/ ROLLIN M.  DICK       Chief Financial Officer     January 18,1996
------------------------                              -----------------
Rollin M. Dick                 and Director


/s/ LAWRENCE W.  INLOW    Secretary, General Counsel  January 18,1996
------------------------                              -----------------
Lawrence W. Inlow              and Director


/s/ DONALD F.  GONGAWARE  Chief Operating Officer     January 18,1996
------------------------                              -----------------
Donald F. Gongaware            and Director


/s/ LYNN C.  TYSON          President and Director    January 18,1996
------------------------                              -----------------
Lynn C. Tyson



                                   EXHIBITS

                                      TO

                                   FORM N-4

                                     FOR

              GREAT AMERICAN RESERVE VARIABLE ANNUITY ACCOUNT G

                   GREAT AMERICAN RESERVE INSURANCE COMPANY


                              INDEX TO EXHIBITS

EXHIBIT                                                                 PAGE

1. Resolution of Board of Directors authorizing the establishment of the Variable Account.

3.      Form of Principal Underwriters Agreement

4.(i)   Individual Fixed and Variable Deferred Annuity Contract

4.(ii)  Allocated Fixed and Variable Annuity Group Contract

4.(iii) Allocated Fixed and Variable Annuity Group Certificate

5.      Application Form

6.(i)   Copy of Articles of Incorporation of the Company

6.(ii)  Copy of the Bylaws of the Company

8.      Form of Fund Participation Agreements

15.     Company Organizational Chart